++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-45274

                             4,000,000 Shares

                         [LOGO OF NPS Pharmaceuticals]

                                  Common Stock

                             $42.00 per share

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NPS Pharmaceuticals, Inc. is offering for sale 4,000,000 shares of its common stock.

Our common stock is listed on the Nasdaq National Market under the symbol "NPSP." On November 9, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $46.375 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                                                      Per Share    Total
                                                      --------- ------------
        Price to the public..........................  $42.00   $168,000,000
        Underwriting discount........................    2.60     10,400,000
        Proceeds to NPS..............................   39.40    157,600,000

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 600,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CIBC World Markets

                          Prudential Vector Healthcare
                        a unit of Prudential Securities

                                                              Robertson Stephens

             The date of this prospectus is November 9, 2000.

                               Table of Contents

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   2
Risk Factors.............................................................   6
Forward-Looking Statements...............................................  12
Common Stock Market Data.................................................  13
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Consolidated Financial Data.....................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  23
Management...............................................................  36
Principal Stockholders...................................................  40
Related-Party Transactions...............................................  42
Description of Capital Stock.............................................  43
Underwriting.............................................................  46
Legal Matters............................................................  48
Experts..................................................................  48
Where You Can Find More Information......................................  48

                               Prospectus Summary

This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully, including the Risk Factors and the reports incorporated by reference in this prospectus.


                                    Overview

We discover, develop and intend to commercialize small molecule drugs and recombinant proteins, primarily for bone and mineral disorders and central nervous system disorders. We have five drugs in clinical development and several preclinical product candidates. Our two most advanced product candidates focus on bone and mineral disorders. They are AMG 073, which has completed a series of Phase II clinical trials for treatment of hyperparathyroidism, and ALX1-11, which is in a pivotal Phase III clinical trial for treatment of post-menopausal osteoporosis.

                                  Our Products

Bone and Mineral Disorders

AMG 073 for Hyperparathyroidism. We are developing a small molecule calcimimetic compound, AMG 073, for the treatment of primary and secondary hyperparathyroidism. Patients with primary hyperparathyroidism secrete excessive parathyroid hormone, which causes bone loss, muscle weakness, depression and cognitive disorders. Over 500,000 people in the United States suffer from primary hyperparathyroidism. Secondary hyperparathyroidism is a physiological response to failing kidneys that affects most of the approximately 260,000 dialysis patients in the United States and over 30% of the several million patients suffering from early stages of chronic renal failure before dialysis is necessary.

Amgen Inc. and Kirin Brewery Company, Ltd. are developing AMG 073 under license agreements with us. Results from Amgen's Phase II clinical trial in patients with primary hyperparathyroidism were presented at the American Society for Bone and Mineral Research meeting in September 2000. Results from other Amgen Phase II clinical trials in patients with secondary hyperparathyroidism were presented at the American Society of Nephrology meeting in October 2000. Amgen has been and is continuing to conduct a larger Phase II clinical trial in patients with secondary hyperparathyroidism to confirm and build upon these results. While it is impossible to predict the timing of the start or finish of any specific clinical trial, we expect Amgen to begin Phase III clinical trials in 2001.

ALX1-11 for Osteoporosis. We are independently developing ALX1-11, our patented recombinant, full-length parathyroid hormone, for treatment of post-menopausal osteoporosis. Osteoporosis is an age-related disorder that is characterized by a reduction in bone mass and affects over 10 million patients in the United States. We are currently conducting an 1,800 to 2,000 patient pivotal Phase III clinical trial that will measure increases in bone mineral density and determine ALX1-11's effectiveness in fracture prevention over an 18-month course of treatment. Our Phase II clinical trial in over 200 post-menopausal women produced an average increase in bone mineral density of nearly seven percent in a one-year course of treatment. ALX1-11 is also being used in a National Institutes of Health, or NIH, sponsored clinical trial. This trial will test ALX1-11 in combination with Merck & Co., Inc.'s Fosamax(R) as a therapy for osteoporosis.

Calcilytics for Osteoporosis. In collaboration with SmithKline Beecham Corporation, we are pursuing another treatment for osteoporosis that focuses on the use of orally administered drugs called calcilytics. Calcilytic compounds are small molecules that can stimulate the secretion of the body's own parathyroid hormone reserves, resulting in the formation of new bone. We have conducted preclinical studies with SmithKline on some of the lead compounds identified in this program.

Central Nervous System Disorders

NPS 1776 for Epilepsy and Bipolar Disorder. We are developing NPS 1776 for epilepsy and bipolar disorder. In early 2000, we entered into a collaboration agreement with Abbott Laboratories, Inc. for the development of this drug. Before we entered into this agreement, we completed two

Phase I clinical trials to confirm NPS 1776's safety and tolerability. NPS 1776 has been shown to be effective in animal models of epilepsy, and has demonstrated a better safety profile than other currently available epilepsy treatments in those models.

Metabotropic Glutamate Receptor Program. Since 1996, we have been working to identify compounds that act on targets in the central nervous system called metabotropic glutamate receptors, or mGluRs. We believe we have an advantage in identifying compounds that act on these targets because mGluRs are structurally related to calcium receptors. We have been able to use our expertise in calcium receptors to create proprietary methods for screening drug candidates that act on mGluRs. We have identified a number of proprietary compounds for preclinical development that target mGluRs and may be useful for the treatment of central nervous system disorders, including neuropathic pain.

Other Programs for Central Nervous System Disorders. We have completed a Phase I clinical trial outside the United States with ALX-0646, our product candidate for the treatment of migraine. In August 2000, we licensed ALX-0646 to Forest Laboratories, Inc. for further development and commercialization.

We are also working with Janssen Pharmaceutica N.V., a division of Johnson & Johnson, on glycine reuptake inhibitors to identify potential drug candidates for schizophrenia and dementia, and with Eli Lilly and Company to identify excitatory amino acid receptors as therapeutic targets for psychiatric disorders and pain.

Gastrointestinal Disorders

ALX-0600 for Short Bowel Syndrome. We are independently pursuing the development of ALX-0600 for the treatment of gastrointestinal disorders. We are currently conducting a pilot Phase II clinical trial with ALX-0600 in a small number of patients with short bowel syndrome. We previously completed a Phase I clinical trial that demonstrated ALX-0600's safety and tolerability in healthy volunteers. Approximately 20,000 to 40,000 patients in North America are afflicted with short bowel syndrome. In July 2000, we obtained orphan drug designation for ALX-0600 for short bowel syndrome from the U.S. Food & Drug Administration, or FDA. Although short bowel syndrome is a relatively small indication, we believe that if ALX-0600 is successful as a treatment for short bowel syndrome, it may also be useful in treating other gastrointestinal conditions such as Crohn's disease, inflammatory bowel disease and intestinal mucositis in cancer patients.

                                  Our Strategy

Our objective is to build a profitable biopharmaceutical company by developing innovative therapies that maintain human health and relieve suffering. The key elements of our strategy to accomplish this objective are to:

 . build a diversified pipeline of products

 . retain greater product rights for internal development and commercialization

 . in-license or acquire complementary products, technologies or companies

 . leverage collaborations to reduce our risk and accelerate the commercialization of our product candidates

 . maintain our core discovery competencies

                               Other Information

We originally incorporated in Utah in 1986 and reincorporated in Delaware in 1992. In December 1999, we acquired Allelix Biopharmaceuticals, Inc., or Allelix, a biopharmaceutical company based in Ontario, Canada. We now operate Allelix as a subsidiary, and refer to it as NPS Allelix. Our executive offices are located at 420 Chipeta Way, Salt Lake City, Utah 84108-1256. Our telephone number is (801) 583-4939. Our website can be found at www.npsp.com. Our website does not constitute a part of this prospectus.

"NPS," "NPS Pharmaceuticals," "Allelix Biopharmaceuticals," "NPS Allelix" and "Allelix" are our trademarks. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                                  The Offering

 Common stock offered by NPS........................ 4,000,000 shares

 Common stock to be outstanding after the offering.. 29,039,830 shares

 Use of proceeds.................................... We intend to use the net proceeds from this
                                                     offering to fund clinical
                                                     trials and commercial
                                                     development of our product
                                                     candidates, including
                                                     ALX1-11 and ALX-0600; to
                                                     advance our preclinical
                                                     research programs,
                                                     including metabotropic
                                                     glutamate receptors; to
                                                     in-license and acquire
                                                     products, technologies or
                                                     companies; and to fund
                                                     general corporate
                                                     purposes.

 Nasdaq National Market symbol...................... NPSP

The number of shares of common stock to be outstanding after the offering as shown in the table above is based on the 25,039,830 shares outstanding as of November 8, 2000. This number includes 1,014,833 shares of our Canadian subsidiary, NPS Allelix, which are exchangeable into shares of our common stock at any time on a one-for-one basis. The number of shares of common stock outstanding excludes:

 . 2,402,015 shares of common stock issuable upon exercise of outstanding options as of November 8, 2000, at a weighted average exercise price of $8.29 per share

 . 36,357 shares of common stock issuable upon exercise of outstanding warrants as of November 8, 2000, at a weighted average exercise price of $5.56 per share

 . 2,107,178 shares of common stock reserved for future issuance under the terms of our equity incentive plans as of November 8, 2000

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                             Six Months Ended
                                Year Ended December 31,          June 30,
                               ----------------------------  ------------------
                                 1997      1998      1999      1999      2000
                               --------  --------  --------  --------  --------
Statement of Operations Data:
Revenues from research and
 license agreements..........  $  5,842  $  3,568  $  3,445  $  1,830  $  3,654
Operating expenses:
 Research and development....    15,090    17,856    16,935    10,404    13,961
 General and administrative..     5,587     5,546     5,983     3,099     6,792
 Amortization of goodwill and
  acquired intangibles.......        --        --        --        --     1,820
 In-process research and
  development acquired.......        --        --    17,760        --        --
                               --------  --------  --------  --------  --------
Total operating expenses.....    20,677    23,402    40,678    13,503    22,573
                               --------  --------  --------  --------  --------
Operating loss...............   (14,835)  (19,834)  (37,233)  (11,673)  (18,919)
Other income, net............     3,308     2,672     1,579       908       400
                               --------  --------  --------  --------  --------
Loss before income tax
 expense.....................   (11,527)  (17,162)  (35,654)  (10,765)  (18,519)
Income tax expense...........       167        --        --        --        --
                               --------  --------  --------  --------  --------
Net loss.....................  $(11,694) $(17,162) $(35,654) $(10,765) $(18,519)
                               ========  ========  ========  ========  ========
Diluted net loss per share...  $  (0.98) $  (1.39) $  (2.77) $  (0.85) $  (0.85)
                               ========  ========  ========  ========  ========
Diluted weighted average
 shares......................    11,956    12,337    12,863    12,649    21,724

                                                             June 30, 2000
                                                          --------------------
                                                          Actual   As Adjusted
                                                          -------  -----------
Balance Sheet Data:
Cash, cash equivalents and marketable investment
 securities.............................................. $73,408   $230,488
Working capital..........................................  69,541    226,621
Total assets.............................................  98,866    255,946
Long term obligations, less current portion..............   1,749      1,749
Deficit accumulated during development stage............. (97,442)   (97,442)
Net stockholders' equity.................................  91,783    248,863

The as adjusted balance sheet data above gives effect to the sale of 4,000,000 shares of our common stock in this offering at the public offering price of $42.00 per share, after deducting the underwriting discount and our estimated offering expenses.

                                  Risk Factors

You should carefully consider the following risk factors and other information included or incorporated by reference in this prospectus before deciding to invest in the shares.


We have a history of operating losses and may never reach profitability.

With the exception of 1996, we have not been profitable since our inception in 1986. As of June 30, 2000, we had an accumulated deficit of approximately $97.4 million. We have not generated any revenue from product sales to date, and it is possible that we will never have significant product sales revenue. We expect to continue to incur losses for the next several years.

We are dependent on the successful outcome of the clinical trials for our two most advanced product candidates, AMG 073 and ALX1-11.

Amgen, our collaborator, has conducted Phase II clinical trials for AMG 073, and we are currently conducting a pivotal Phase III clinical trial for ALX1-11. Our success will depend, to a great degree, on the success of these and subsequent clinical trials. Prior to receiving approval for commercialization, we must demonstrate to the satisfaction of the FDA and comparable foreign regulatory authorities that each of the product candidates are both safe and efficacious. While no significant safety issues have emerged in Phase I and Phase II clinical trials with respect to either of these candidates, we will still need to demonstrate their efficacy for the treatment of the specific indication as well as the product candidates' continued safety through the conduct of Phase III clinical trials. The successful outcome of the Phase III clinical trials will depend in part on our and Amgen's ability to successfully complete enrollment in the clinical trials. To date, neither long term safety nor efficacy has been demonstrated in clinical trials with either of these product candidates. Accordingly, the results of future studies may indicate that the candidates are unsafe, ineffective, or both, notwithstanding the results of earlier clinical trials. If either or both of these products do not continue to prove to be safe and are not shown to be efficacious to the satisfaction of the FDA and comparable foreign regulatory authorities, our business would be materially harmed and our stock price would be adversely affected.

The FDA has not approved any of our product candidates and we cannot assure you that data collected from clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely impact our stock price.

Many of our research and development programs are at an early stage. Clinical trials are long, expensive and uncertain processes. We cannot assure you that the clinical trials will be commenced or completed on schedule, or that the FDA will ultimately approve our product candidates for commercial sale. Furthermore, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from commercializing the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price.

If we fail to maintain our existing or establish new collaborative relationships, or if our collaborators do not devote adequate resources to the development and commercialization of our licensed drug candidates, we may have to reduce our rate of product development and may not be able to achieve profitability.

Our strategy for developing, manufacturing and commercializing our products includes entering into various relationships with large pharmaceutical companies to advance our programs. We have granted exclusive development, commercialization and marketing rights to a number of our collaborators for some of our key product development programs, including AMG 073, calcilytics, NPS 1776, ALX-0646, glycine reuptake inhibitors and excitatory amino acid receptors. Our collaborators have full control over those efforts in their territories, the resources they commit to the program, and the success of the development and commercialization of products in those programs depends on their efforts. For us to receive any significant royalty payments from our collaborators, they must establish the safety and efficacy of our drug candidates, obtain regulatory approvals and achieve market acceptance of those products.

We continue to evaluate whether to seek collaborators for ALX1-11, ALX-0600 and our metabotropic glutamate receptor program. We may not be able to negotiate further collaborative arrangements for those or our other programs on acceptable terms, if at all. If we are not able to establish additional collaborative arrangements, we will either have to delay further development of these or other programs or increase our capital expenditures and undertake the development activities at our own expense.

Collaborative agreements, including our existing agreements, pose the following risks:

 . our contracts with collaborators may be terminated and we may not be able to replace them

 . the terms of our contracts with our collaborators may not be favorable to us in the future

 . our collaborators may not pursue further development and commercialization of compounds resulting from their collaborations with us

 . a collaborator with marketing and distribution rights to one or more of our products may not commit enough resources to the marketing and distribution of our products

 . disputes with our collaborators may arise, leading to delays in or termination of the research, development or commercialization of our product candidates, or resulting in significant litigation or arbitration

 . contracts with our collaborators may fail to provide significant protection if one or more of them fail to perform

 . our collaborators could independently develop, or develop with third parties, drugs that compete with our products.


There is a great deal of uncertainty surrounding the success of our current and future collaborative efforts. If our collaborative efforts fail, our business and financial condition would be materially harmed.

We may need additional financing, but our access to capital funding is uncertain.

Our current and anticipated development projects, particularly our clinical trial programs for ALX1-11, ALX-0600 and our metabotropic glutamate receptor program, require substantial additional capital. We expect that the net proceeds from this offering, together with our existing assets, will sufficiently fund our operations for at least the next 24 months. However, our future capital needs will depend on many factors, including receiving milestone payments from our collaborators and making progress in our research and development activities. Our capital requirements will also depend on the magnitude and scope of these activities, the progress and level of unreimbursed costs associated with preclinical studies and clinical trials, the costs associated with acquisitions, the cost of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements, and the establishment of additional collaboration and licensing arrangements, particularly for ALX1-11, ALX-0600 and our metabotropic glutamate receptor program. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

 . delay, reduce the scope of or eliminate one or more of our development programs

 . obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves

 . license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available

If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from developing or marketing our products.

The patent positions of pharmaceutical and biotechnology firms are uncertain and involve complex legal and factual questions. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented or invalidated. Generally, patent applications in the United States are maintained in secrecy until the patents issue, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. In addition, we cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Moreover, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid. Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries. Protection of the rights revealed in published patent applications can be complex, costly and uncertain.

The pursuit of patent applications is intensely competitive for therapeutic products in our areas of research. A number of pharmaceutical companies, biotechnology companies, universities and research institutions have filed patent applications or received patents in these and related fields. Some of these applications or patents may limit or preclude our applications and could result in a significant reduction in the coverage of our patents.

We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use.

We are subject to extensive government regulation that may cause us to cancel or delay the introduction of our products to market.

Our research and development activities and the investigation, manufacture, distribution and marketing of drug products are subject to extensive regulation by governmental authorities in the United States, Canada and other countries. Prior to marketing in the United States, a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug and Cosmetic Act. To receive approval, we or our collaborators must, among other things, show the FDA that the product is both safe and effective. Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, that approval process can take several years and require substantial expenditures. Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our products. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. We, our collaborators or the FDA may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks. Other countries, including Canada, also have extensive requirements regarding clinical trials, market authorization and pricing. These regulatory schemes vary widely from country to country, but, in general, are subject to all of the risks associated with U.S. approvals.

If any of our products receive regulatory approval, the approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical trials. Furthermore, governmental approval may subject us to ongoing requirements for post-marketing studies. Even if we obtain governmental approval, a marketed product, its U.S. manufacturer and its manufacturing facilities are subject to biannual inspections by the FDA and must comply with the FDA's current Good Manufacturing Practices, or cGMP, and other regulations. These regulations govern all areas of production, record keeping, personnel and quality control, and are designed to insure full technical compliance. If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution. Other countries also impose similar manufacturing requirements. We may discover previously unknown problems with a product, manufacturer or facility that may result in restrictions on that product or manufacturer, including costly recalls or withdrawals of the product from the market.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. For example, Hectoral(TM), a product of Bone Care International, Inc., is being marketed as a treatment to relieve some symptoms of secondary hyperthyroidism and may compete directly with AMG 073 if it is approved. Also, GelTex Pharmaceuticals, Inc. is currently marketing RenaGel(TM), which is a treatment for secondary hyperparathyroidism. Eli Lilly & Co. is currently developing Forteo(TM), a fragment of the full length parathyroid hormone for the treatment of osteoporosis that will compete with our product candidate, ALX1-11, if it is approved. In addition, many of our competitors have greater financial resources, more effective marketing and sales, superior intellectual property positions and substantially greater management resources than we do. Existing and future products, therapies and technological approaches will compete directly with our products. Competing products may provide greater therapeutic benefits for a specific problem or may offer comparable performance at a lower cost. Any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

Because we do not have internal manufacturing facilities and rely on third-party manufacturers, we are unable to control the availability of our products.

We rely on third-party manufacturers for the manufacture of most of the products we use in our clinical trials and intend to rely on third-party manufacturers to manufacture any products we sell. If we are unable to contract for a sufficient supply of our products on acceptable terms, or if we encounter delays and difficulties in our relationships with manufacturers, we may not have sufficient product to conduct or complete our clinical trials, particularly in the case of our Phase III clinical trials for ALX1-11, which could delay those trials. A delay would set back our timetable for the submission of our products for regulatory approval, market introduction and subsequent sales, and would postpone revenues and profitability. Because we do not have or intend to develop the capacity to manufacture ALX1-11, we intend to establish agreements with third-party manufacturers for commercial scale manufacturing of ALX1-11. Our third-party manufacturers may be unable to manufacture ALX1-11 or any other products we develop in commercial quantities on a cost-effective basis. We will need to expand our existing relationships or establish new relationships with additional third-party manufacturers for products that we commercialize or develop in the future. We may be unable to establish or maintain relationships with third-party manufacturers on acceptable terms. Our dependence on third parties may reduce our profit margins and delay our ability to develop and commercialize our products on a timely and competitive basis. Furthermore, third-party manufacturers may encounter manufacturing or quality control problems in connection with the manufacture of our products and may be unable to maintain the necessary governmental licenses and approvals to continue manufacturing our products.

Because we do not have sales, marketing or distribution capabilities, we may be unable to market and sell our products and generate revenues.

We do not have any sales, marketing or distribution capabilities. We will have to develop a sales force or rely on third parties to perform these functions for any products we decide to commercialize. To market products directly, we would have to develop a marketing and sales force with technical expertise and supporting distribution capability. Our inability to establish in-house sales and distribution capabilities or relationships with third parties may limit our ability to generate revenues.

For example, if we are successful in our Phase III clinical trials with ALX1-11, and the FDA grants approval for the commercialization of ALX1-11, we will be unable to introduce the product to market without developing these channels.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably.

The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Under current guidelines, Medicare does not reimburse patients for self-administered drugs. Medicare's policy may decrease the market for our products that are designed to treat patients with age-related disorders, such as hyperparathyroidism and osteoporosis. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. We might not be able to sell our products profitably if reimbursement is unavailable or limited in scope.

If we fail to attract and retain key employees and consultants, we may have to delay the development and commercialization of our products.

We are highly dependent on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long term employment contracts with our employees. Our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

If product liability claims are brought against us, we may incur substantial liabilities that could reduce our financial resources.

The testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. The use of our product candidates in clinical trials and the sale of our products following regulatory approval may expose us to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans. Currently, we are conducting clinical trials with humans for a number of our product candidates. Our insurance coverage may be insufficient to protect us against product liability damages. We might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. If we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our products.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot eliminate the risk of accidental contamination or injury from these materials. If an accident or environmental discharge occurs, we could be held liable for any resulting damages, which could exceed our financial resources.

Our stock price has been and may continue to be volatile and your investment could suffer a decline in value.

You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common stock. The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our common stock price include:

 . fluctuations in our operating results

 . announcements of technological innovations or new commercial products by us, our collaborators or our competitors

 . published reports by securities analysts

 . the progress of our and our collaborators' clinical trials

 . governmental regulation

 . changes in medical and pharmaceutical product reimbursement policies

 . developments in patent or other intellectual property rights

 . publicity concerning the discovery and development activities by our licensees

 . public concern as to the safety and efficacy of drugs we and our competitors develop

 . general market conditions

Anti-takeover provisions in our certificate of incorporation, bylaws, stockholders rights plan and under Delaware law may discourage or prevent a change of control.

Provisions of our certificate of incorporation, bylaws and Section 203 of the Delaware General Corporation Law could delay or prevent a change in control of NPS. For example, our board of directors, without further stockholder approval, may issue preferred stock that could delay or prevent a change in our control as well as reduce the voting power of the holders of common stock, even to the extent of losing control to others. In addition, our board of directors has adopted a stockholder rights plan, commonly known as a "poison pill," that may delay or prevent a change in control.

Investors will incur immediate dilution because the public offering price of a share of our common stock in this offering exceeds its book value.

Any shares of common stock that investors purchase in this offering will have a net tangible book value of $8.11, or $33.89 less per share than the price paid by the investors, based on our net tangible book value as of June 30, 2000.

                           Forward-Looking Statements

This prospectus and the documents we have filed with the Securities and Exchange Commission, or SEC, that are referenced under the section entitled "Where You Can Find More Information" on page 48 contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "anticipate," "estimate," and words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially from those contained in the forward-looking statements due to a number of factors, including:

 . our and our collaborators' failure to achieve positive results in clinical trials

 . competitive factors

 . relationships with our collaborators

 . variability of our royalty, license and other revenues

 . our ability to enter into future collaborative agreements

 . uncertainty regarding our patents and patent rights, including the risk that we may be forced to engage in costly litigation to protect or secure such patent rights and the material harm to us if there were an unfavorable outcome in any such litigation

 . compliance with current or prospective governmental regulation

 . technological change

 . general economic conditions

You should also consider carefully the statements set forth in the section entitled "Risk Factors" and other sections of this prospectus, and in the other documents we have filed with the SEC, which address additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

                            Common Stock Market Data

Since May 26, 1994, our common stock has been traded on the Nasdaq National Market under the symbol "NPSP." The shares of NPS Allelix are traded on the Toronto Stock Exchange under the symbol "NX" and are exchangeable into shares of our common stock on a one-for-one basis. The following table sets forth, for the periods indicated, the high and low closing prices for our common stock, as reported on the Nasdaq National Market.

                                                                 High     Low
                                                                ------- -------
   1998
     First Quarter............................................. $ 8.500 $ 7.375
     Second Quarter............................................   8.500   6.750
     Third Quarter.............................................   9.313   6.375
     Fourth Quarter............................................   7.938   5.500
   1999
     First Quarter............................................. $ 7.500 $ 6.563
     Second Quarter............................................   8.625   5.875
     Third Quarter.............................................   8.000   5.500
     Fourth Quarter............................................  12.500   3.813
   2000
     First Quarter............................................. $29.750 $10.750
     Second Quarter............................................  26.750   9.500
     Third Quarter.............................................  56.563  26.750
     Fourth Quarter (through November 9, 2000).................  52.375  35.063

On November 9, 2000, the closing price of our common stock on the Nasdaq National Market was $46.375 per share. As of November 8, 2000, there were approximately 322 holders of record of our common stock, which includes 144 holders of the exchangeable shares.

                                Use of Proceeds

We estimate that the net proceeds from the sale of 4,000,000 shares of our common stock in this offering at the public offering price of $42.00 per share will be approximately $157.1 million. If the underwriters fully exercise their over-allotment option, the net proceeds from the sale of the shares we are offering will be approximately $180.7 million. "Net proceeds" are what we expect to receive after deducting the underwriting discount and other estimated expenses of this offering.

We intend to use the net proceeds from this offering primarily to:

 . fund clinical trials and commercial development of our product candidates, including ALX1-11 andALX-0600

 . advance our preclinical research programs, including our metabotropic glutamate receptor program

 . in-license or acquire complementary products, technologies or companies

 . fund general corporate purposes

We have discussions on an ongoing basis regarding potential acquisition and in-licensing opportunities that are complementary to our business. Although we may use a portion of the net proceeds for this purpose, we currently have no agreements or commitments in this regard.

The timing and amount of our actual expenditures for the purposes set forth above are subject to change, however, and will be based on many factors, including:

 . the progress and scope of our internally funded research, development and commercialization activities

 . our ability to establish new collaborations and the terms of those collaborations

 . the success of our collaborators in developing and marketing products under their respective collaborations with us

 . competing technological and market developments

 . the time and cost of obtaining regulatory approvals

 . the costs we incur in obtaining and enforcing patent and other proprietary rights or gaining the freedom to operate under the patents of others

 . our success in acquiring and integrating complementary products, technologies or businesses

These or other factors may result in our decision to make changes in the allocation of the net proceeds from this offering. Our management will retain broad discretion as to the allocation of the net proceeds of the offering. However, we believe the proceeds of this offering generally will enable us to focus on our business strategy and respond to competitive pressures. Until we use the net proceeds of the offering, we will invest the funds in accordance with our investment policy.

                                Dividend Policy

We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain our earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 Capitalization

The following table shows:

 . our actual capitalization on June 30, 2000 (assuming the exchange of all outstanding shares of our Canadian subsidiary, NPS Allelix, which are exchangeable into shares of our common stock at any time on a one-for-one basis)

 . our as adjusted capitalization as of June 30, 2000 to give effect to the sale of 4,000,000 shares of common stock in this offering at the public offering price of $42.00 per share, less the underwriting discount and estimated costs associated with this offering

                                                              June 30, 2000
                                                           --------------------
                                                           Actual   As Adjusted
                                                           -------  -----------
                                                             (in thousands)
Long term obligations, less current portion............... $ 1,749   $  1,749
                                                           -------   --------
Stockholders' equity:
 Preferred stock, $0.001 par value; 5,000,000 shares
  authorized..............................................      --         --
 Common stock, $0.001 par value; 45,000,000 shares
  authorized; 24,572,024 shares issued and outstanding,
  actual; 28,572,024 shares issued and outstanding, as
  adjusted................................................      25         29
 Additional paid-in capital............................... 189,233    346,309
 Deficit accumulated during development stage............. (97,442)  (97,442)
 Accumulated other comprehensive loss.....................     (33)      (33)
                                                           -------   --------
  Net stockholders' equity................................  91,783    248,863
                                                           -------   --------
   Total capitalization................................... $93,532   $250,612
                                                           =======   ========

The number of shares of common stock outstanding in the actual and as adjusted columns in the table above excludes the following:

 . 2,673,385 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000, at a weighted average exercise price of $8.96 per share

 . 301,007 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2000, at a weighted average exercise price of $14.90 per share

 . 2,143,291 shares of common stock reserved for future issuance under the terms of our equity incentive plans as of June 30, 2000

Subsequent to June 30, 2000, warrant holders exercised their right to acquire 264,650 shares of NPS Allelix for net proceeds to NPS of $4,207,051. Additionally, since June 30, 2000, option holders exercised their options under the terms of our equity incentive plans to purchase 196,080 shares of our common stock through November 8, 2000 for net proceeds to NPS of $1,925,724.

                                    Dilution

Our net tangible book value on June 30, 2000 was $74.6 million, or approximately $3.03 per share. Net tangible book value per share is equal to total assets minus the sum of liabilities and intangible assets divided by the total number of shares outstanding.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 4,000,000 shares of our common stock in this offering at the public offering price of $42.00 per share and after deducting the underwriting discount and estimated offering expenses, our net tangible book value as of June 30, 2000 would have been $8.11 per share. This amount represents an immediate increase to existing stockholders of $5.08 and an immediate and substantial dilution in net tangible book value of $33.89 per share to purchasers of common stock in this offering, as illustrated in the following table:

   Public offering price per share...............................       $42.00
   Net tangible book value per share as of June 30, 2000......... $3.03
   Increase in net tangible book value per share attributable to the offering.................................................  5.08
                                                                  -----
   Net tangible book value per share as of June 30, 2000 after
    giving effect to the offering................................         8.11
                                                                        ------
   Dilution per share to new investors in the offering...........       $33.89
                                                                        ======

In the discussion and table above, we assume the exchange of all outstanding exchangeable shares of NPS Allelix which are exchangeable into shares of our common stock at any time on a one-for-one basis. Additionally, we assume no exercise of outstanding options and warrants to purchase shares of our common stock. As of June 30, 2000, there were outstanding options to purchase a total of 2,673,385 shares of our common stock, at a weighted average exercise price of $8.96 per share. As of June 30, 2000, there were outstanding warrants to purchase a total of 301,007 shares of our common stock, at a weighted average price of $14.90 per share. Subsequent to June 30, 2000, warrant holders exercised their right to acquire 264,650 shares of NPS Allelix for net proceeds to NPS of $4,207,051. Additionally, since June 30, 2000, option holders exercised their options under the terms of our equity incentive plans to purchase 196,080 shares of our common stock through November 8, 2000 for net proceeds to NPS of $1,925,724. To the extent outstanding options and warrants have been and will be exercised, there will be further dilution to new investors.

                      Selected Consolidated Financial Data

This section presents our historical financial data. You should read carefully the financial statements included in the reports incorporated by reference in this prospectus, including the notes to the financial statements included in those reports, and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." We do not intend the selected data in this section to replace the financial statements.

We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999 from the audited financial statements included in the reports incorporated by reference in this prospectus. KPMG LLP, independent certified public accountants, audited those financial statements and their reports thereon that are also included in the reports incorporated by reference in this prospectus. We derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 from our audited financial statements that are not incorporated by reference into this prospectus. The statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 have been derived from our unaudited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data for these periods and as of June 30, 2000. The financial statements reflect our acquisition of Allelix effective as of December 31, 1999. Historical results are not necessarily indicative of the results that we may expect in the future.

                                                                         Six Months Ended
                                   Year Ended December 31,                   June 30,
                          ---------------------------------------------  ------------------
                           1995     1996     1997      1998      1999      1999      2000
                          -------  ------- --------  --------  --------  --------  --------
                                     (in thousands, except per share data)
Statement of Operations
 Data:
Revenues from research
 and license
 agreements.............  $ 9,562  $20,342 $  5,842  $  3,568  $  3,445  $  1,830  $  3,654
Operating expenses:
 Research and
  development...........    8,727   11,326   15,090    17,856    16,935    10,404    13,961
 General and
  administrative........    3,975    5,111    5,587     5,546     5,983     3,099     6,792
 Amortization of
  goodwill and acquired
  intangibles...........       --       --       --        --        --        --     1,820
 In-process research and
  development acquired..       --       --       --        --    17,760        --        --
                          -------  ------- --------  --------  --------  --------  --------
Total operating
 expenses...............   12,702   16,437   20,677    23,402    40,678    13,503    22,573
Operating income
 (loss).................   (3,140)   3,905  (14,835)  (19,834)  (37,233)  (11,673)  (18,919)
Other income, net.......      322    2,550    3,308     2,672     1,579       908       400
                          -------  ------- --------  --------  --------  --------  --------
Income (loss) before
 income tax expense.....   (2,818)   6,455  (11,527)  (17,162)  (35,654)  (10,765)  (18,519)
Income tax expense......      500      350      167        --        --        --        --
                          -------  ------- --------  --------  --------  --------  --------
Net income (loss).......  $(3,318) $ 6,105 $(11,694) $(17,162) $(35,654) $(10,765) $(18,519)
                          =======  ======= ========  ========  ========  ========  ========
Diluted net income
 (loss) per share.......  $ (0.48) $  0.55 $  (0.98) $  (1.39) $  (2.77) $  (0.85) $  (0.85)
                          =======  ======= ========  ========  ========  ========  ========
Diluted weighted average
 shares.................    6,924   11,086   11,956    12,337    12,863    12,649    21,724

                                       December 31,
                          -------------------------------------------  June 30,
                           1995     1996     1997     1998     1999      2000
                          -------  -------  -------  -------  -------  --------
                                      (in thousands)
Balance Sheet Data:
Cash, cash equivalents
 and marketable
 investment securities..  $ 8,340  $68,962  $57,942  $43,444  $35,679  $73,408
Working capital.........    5,832   67,413   56,365   40,767   32,532   69,541
Total assets............   10,600   72,160   62,634   48,111   64,966   98,886
Long term obligations,
 less current portion ..      747      327       65       32    1,940    1,749
Deficit accumulated
 during development
 stage..................  (20,517) (14,413) (26,107) (43,269) (78,923) (97,442)
Net stockholders'
 equity.................    7,322   69,870   60,319   45,146   56,079   91,783

          Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

You should read this discussion together with the financial information included in this prospectus and the financial statements and reports incorporated by reference in this prospectus.

Overview

We discover, develop and intend to commercialize small molecule drugs and recombinant proteins, primarily for bone and mineral disorders and central nervous system disorders. We have five drugs in clinical development and several preclinical product candidates. Our two most advanced product candidates focus on bone and mineral disorders. They are AMG 073, which has completed a series of Phase II clinical trials for treatment of hyperparathyroidism, and ALX1-11, which is in a pivotal Phase III clinical trial for treatment of post-menopausal osteoporosis.

On December 23, 1999 we acquired all of the outstanding common stock of Allelix, a biopharmaceutical company based in Ontario, Canada for 6,516,923 shares of our common stock and assumed options and warrants for the issuance of an additional 675,520 shares of our common stock. The acquisition was accounted for under the purchase method of accounting, with an effective date of December 31, 1999. Accordingly, operating results of Allelix are only included in our consolidated statements of operations for periods after that date. We did, however, record an expense of $17.8 million in 1999 for in-process research and development that we acquired as part of our purchase of Allelix.

Substantially all our historical revenues have come from license fees, milestone payments, research and development support payments from our licensees and collaborators. These revenues fluctuate from quarter to quarter. All of the research and development support payments under our existing license or collaborative agreements are scheduled to expire in 2000.

Substantially all of our resources are devoted to our research and development programs. To date, we have not completed the development of any pharmaceutical product for sale. We have incurred cumulative losses through June 30, 2000 of approximately $97.4 million, net of cumulative revenues from research and license agreements of approximately $59.2 million. We expect to incur significant operating losses over at least the next several years as we continue to expand our clinical trials and research activities. In particular, we recently initiated an 1,800 to 2,000 patient Phase III clinical trial for ALX1-11, and expect to expend a significant portion of our resources on the development of this product.

Results of Operations

Six Months Ended June 30, 2000 Compared to Six Months Ended June 30, 1999

Revenues. Our revenues for the six-month period ended June 30, 2000 were $3.7 million compared to $1.8 million for the same period in the prior year. The increase in revenues was primarily due to revenues from collaborative license agreements we acquired as a result of our purchase of Allelix.

Research and Development Expenses. Our research and development expenses arise primarily from the compensation and other related costs of our personnel who are dedicated to research and development activities and from the fees we pay to outside professionals to conduct clinical studies and trials. Our research and development expenses increased to $14.0 million for the six-month period ended June 30, 2000 from $10.4 million for the comparable period in 1999. The increase in research and development expenses was principally due to the commencement of a pivotal Phase III clinical trial for ALX1-11 and a pilot Phase II clinical trial for ALX-0600, two product candidates that we acquired as a result of our acquisition of Allelix. We have the right to be reimbursed under our agreement with Technology Partnerships Canada, or TPC, for a portion of our research and development expenses for ALX-0600. We expect research and development expenses to continue at this level or higher levels as these clinical trials progress.

General and Administrative Expenses. Our general and administrative expenses consist primarily of the costs of our executive management, finance and administrative staff, business insurance, taxes and professional fees. Our general and administrative expenses increased to $6.8 million for the six-month period ended June 30, 2000, up from $3.1 million for the comparable period in 1999. The increase in general and administrative expenses was primarily the result of increased costs of our operations and of our recently acquired subsidiary, NPS Allelix, and a charge of $990,000 for compensation expense for stock options held by management that vested on the signing of a license agreement in the first quarter of 2000. That type of compensation expense may occur in the future upon vesting of contingent options we may grant to employees and upon our grant of options to consultants or other non-employees.

Amortization of Goodwill and Acquired Intangibles. We are required to amortize goodwill and other acquired intangibles as a result of our acquisition of Allelix. The remaining intangible assets at June 30, 2000 total approximately $17.2 million. We are amortizing these assets over their expected lives, which range from two to six years. We recorded amortization expense of $1.8 million for the six months ended June 30, 2000. We did not record any amortization of goodwill and acquired intangibles for the same period in 1999, since the effective date of the Allelix acquisition was December 31, 1999.

Other Income, Net. Our other income, net, decreased from $908,000 for the six months ended June 30, 1999 to $400,000 for the six months ended June 30, 2000. The decrease in other income, net, was primarily related to a non-cash loss of approximately $1.2 million associated with our closing of a facility in New Jersey that we acquired as part of the Allelix transaction. We anticipated at the time of the acquisition that we would sublease the facility for the remaining nine-year term of our lease obligation and retain the existing leasehold improvements. However, we were able to negotiate a release of our obligation from the landlord subject to our forfeiting the leasehold improvements and certain office furniture and equipment that had a net book value of approximately $1.2 million. The loss of $1.2 million for the six months ended June 30, 2000 was offset by increased interest income of approximately $461,000 resulting from our higher balances of cash, cash equivalents and marketable investment securities. These balances increased primarily due to the net proceeds of $43.3 million we received from a private placement of 3.9 million common shares that we closed in April 2000.

Year Ended December 31, 1999 Compared to Years Ended December 31, 1998 and 1997

Revenues. All of our revenues of $3.4 million in 1999, $3.6 million in 1998, and $5.8 million in 1997 were derived from research and license agreements. The higher revenue in 1997 resulted from a one-time milestone payment of $2.0 million from one of our licensees.

Research and Development Expenses. Our research and development expenses decreased to $16.9 million in 1999 from $17.9 million in 1998 after an increase from $15.1 million in 1997. The increase in research and development expenses from 1997 to 1998 was principally due to the Phase I clinical trials we initiated for NPS 1776 in the third quarter of 1998. The decrease in research and development expenses from 1998 to 1999 was principally due to the completion of our clinical trials for NPS 1776 in mid-1999.

General and Administrative Expenses. Our general and administrative expenses were $6.0 million in 1999, $5.5 million in 1998 and $5.6 million in 1997.

In-Process Research and Development Acquired. We recorded an expense of $17.8 million in 1999 for in-process research and development that we acquired as part of our purchase of Allelix. The acquired in-process research and development consisted of five drug development programs. The two most advanced product candidates, ALX1-11, for osteoporosis, and ALX-0600, for gastrointestinal disorders, accounted for 83% of the total value of the acquired in-process research and development.

We determined the fair value assigned to the in-process research and development by estimating the total costs to develop the product candidates into commercially viable products (i.e., to obtain FDA approval). We then discounted the projected net cash flows related to these product candidates back to their present value using a risk-adjusted discount rate. At the date of the acquisition, the product candidates had not yet received FDA approval and had no alternative future uses.

Since the date of the acquisition, we revised our plans for the next series of clinical trials for ALX1-11 and ALX-0600. We started a pivotal Phase III clinical trial with ALX1-11, which we expect will include an 18-month course of treatment in 1,800 to 2,000 patients with osteoporosis. We also started enrolling a small number of patients with short bowel syndrome in a pilot Phase II clinical trial with ALX-0600. Since the date of acquisition, we have incurred development costs of approximately $5.8 million for ALX1-11 and $129,000 for ALX-0600. Total development costs and time-to-completion for each of these product candidates will depend on the costs we incur to conduct current clinical trials and any additional testing we find necessary to obtain FDA approval.

We believe the assumptions we used in the valuation of the in-process research and development we acquired from Allelix were reasonable at the time of the acquisition. However, we have modified our development plans as new data have become available regarding each product candidate. Accordingly, actual results may vary from the projected results in the valuation.

Other Income, Net. The majority of our other income, net, is comprised of interest income. Our interest income was $1.8 million in 1999, $2.4 million in 1998 and $3.3 million in 1997. The decreases in 1998 and 1999 were primarily due to decreases in the average balances of our cash, cash equivalents and marketable investment securities as we used cash for operations.

Liquidity and Capital Resources

We have financed our operations since inception primarily through collaborative research and license agreements and the private and public placement of our equity securities. As of June 30, 2000, we had recognized $59.2 million of cumulative revenues from payments for research support and license fees and $138.2 million from the sale of equity securities for cash. The sale of equity securities includes $4.5 million received from the exercise of options during the first six months of 2000, $43.3 million, net, from the sale of 3.9 million shares of common stock we completed in the second quarter of 2000, and $2.0 million from the sale of 168,492 shares of common stock under the terms of an agreement with an existing corporate licensee during the second quarter of 2000. Our principal sources of liquidity are cash, cash equivalents and marketable investment securities, which totaled $73.4 million at June 30, 2000. During July 2000, existing warrant holders of our wholly owned subsidiary, NPS Allelix, exercised warrants to acquire 264,650 exchangeable shares of NPS Allelix for approximately $4.2 million. The exchangeable shares may be exchanged into shares of our common stock at any time on a one-for-one basis.

In the past, we received quarterly research and/or development support payments under our agreements with Amgen, Kirin and SmithKline, and under NPS Allelix's agreements with Janssen and Eli Lilly. All of the research and development support payments under these agreements are scheduled to expire in 2000. We do not receive any research and development support payments under our agreements with Abbott or Forest. However, we could receive future milestone payments of up to $113.5 million in the aggregate if we accomplish specified research and/or development milestones under our agreements with all of these parties. All of the agreements also require the licensees to make royalty payments to us if they sell products derived from the license rights. However, we do not control the subject matter, timing or resources applied by our licensees to their development programs. Thus, potential receipt of milestone payments from these licensees is largely beyond our control. Each of these agreements may be terminated before its scheduled expiration date by the respective licensee under certain conditions.

We have an agreement with Technology Partnerships Canada, or TPC, a Canadian government program, under which TPC will reimburse us for our research expenses for treatments for various intestinal disorders using our

ALX-0600 product. TPC will reimburse us for 30% of the qualified costs we incur through December 2002, to a maximum of Cdn. $8.4 million. We will pay a 10% royalty to TPC on revenues received from the sale or license of any product we develop from the funded research. Those payments terminate in December 2008 if we have paid TPC a total of at least Cdn. $23.9 million through that date, or if we have paid TPC less than that amount through that date, the payments continue until the earlier of when we have paid TPC a total of Cdn. $23.9 million or December 2017. As of June 30, 2000, we have invoiced TPC for a total of Cdn. $2.4 million for reimbursement.

We have entered into joint venture agreements and sponsored research and license agreements that obligate us to purchase services from the joint ventures and to make research support payments to academic and/or commercial research institutions. As of June 30, 2000, we had a total commitment under the arrangements of approximately $244,000. We may be required to make additional payments if the research institutions reach milestones, or for license fees or royalties to maintain the licenses. We expect to enter into additional sponsored research and license agreements in the future.

We expect that our existing capital resources, together with the net proceeds from this offering, including interest earned thereon, will be sufficient to allow us to maintain our current and planned operations for at least the next 24 months. However, our actual needs will depend on numerous factors, especially with regard to the clinical trials and pre-launch marketing and production costs for ALX1-11, if approved. Furthermore, if we advance current propriety programs or if we in-license or otherwise acquire other technologies, product candidates or companies, we may need to make substantial additional expenditures. For additional information regarding factors that could impact our capital requirements, see the items listed under the heading "We may need additional financing, but our access to capital funding is uncertain" in Risk Factors.

Income Tax Carryforwards. As of December 31, 1999, we had a U.S. federal income tax net operating loss carryforward of approximately $64.4 million and a U.S. federal income tax research credit carryforward of approximately $4.1 million. We also had a Canadian federal income tax investment credit carryforward of approximately $6.7 million, a Canadian federal income tax research carryforward of approximately $76.7 million and a Canadian net operating loss carryforward of approximately $1.9 million. Our ability to utilize the U.S. operating loss and credit carryforwards against future taxable income will be subject to annual limitations in future periods pursuant to the "change in ownership rules" under Section 382 of the Internal Revenue Code of 1986.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities in 1998. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. We must adopt SFAS No. 133 in the first quarter of 2001. We do not believe the adoption of SFAS No.133 will have a material effect on our consolidated financial position, results of operations or liquidity.

In December 1999, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No. 101, Revenue Recognition, (SAB No. 101) to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 does not modify existing literature on revenue recognition. SAB No. 101 explains the staff's general framework for revenue recognition. We will incorporate the guidance of SAB No. 101 in financial reporting beginning with the fourth quarter of fiscal 2000. We continue to evaluate the impact, if any, of SAB No. 101 and any possible, subsequent interpretations of SAB No. 101 on our policies and procedures relating primarily to upfront license fees and milestone payments receivable under current and potential collaborative license agreements.

The FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25 (FIN No.
44) in March 2000. The interpretation clarifies the application of Opinion 25 for only certain issues such as the following: (i) the definition of employee for purposes of applying Opinion 25, (ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. We adopted FIN No. 44 effective July 1, 2000. The impact of adopting FIN No. 44 is not anticipated to be material to our consolidated financial position, results of operations or liquidity.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Our primary objectives in managing our investment portfolio are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The securities we hold in our investment portfolio are subject to interest rate risk. We have established policies and procedures to manage exposure to fluctuations in interest rates. We place our investments with high quality issuers and limit the amount of credit exposure to any one issuer and do not use derivative financial instruments in our investment portfolio. We maintain an investment portfolio of various issuers, types and maturities, which consist mainly of fixed-rate financial instruments. These securities are classified as available-for-sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as accumulated other comprehensive income as a separate component in stockholders' equity. At any time, sharp changes in interest rates can affect the fair value of the investment portfolio and its interest earnings. Currently, we do not hedge these interest rate exposures. After a review of our marketable investment securities, we believe that in the event of a hypothetical 10% increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the financial statements.

Foreign Currency Risk. Some of our research and development operations are in Canada. As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar, or by weak economic conditions in Canada. When the U.S. dollar strengthens against the Canadian dollar, the cost of expenses in Canada decreases. When the U.S. dollar weakens against the Canadian dollar, the cost of expenses in Canada increases. The monetary assets and liabilities in our foreign subsidiary that are impacted by the foreign currency fluctuations are cash, accounts receivable, accounts payable and certain accrued liabilities. A hypothetical 10% increase or decrease in the exchange rate between the U.S. dollar and the Canadian dollar from the June 30, 2000 rate would cause the fair value of such monetary assets and liabilities in Canada to change by an insignificant amount. We are not currently engaged in any foreign currency hedging activities, although we may engage in those types of activities in the future.

                                    Business

Overview

We discover, develop and intend to commercialize small molecule drugs and recombinant proteins, primarily for bone and mineral disorders and central nervous system disorders. We have five drugs in clinical development and several preclinical product candidates. Our two most advanced product candidates focus on bone and mineral disorders. They are AMG 073, which has completed a series of Phase II clinical trials for treatment of hyperparathyroidism, and ALX1-11, which is in a pivotal Phase III clinical trial for treatment of post-menopausal osteoporosis.

Strategy

Our objective is to build a profitable biopharmaceutical company by developing innovative therapies that maintain human health and relieve suffering. The key elements of our strategy to accomplish this objective are to:

 . Build a diversified pipeline of products. We are developing a broad pipeline of products that are in various stages of clinical and preclinical development. We believe this strategy increases the likelihood that we will successfully develop commercially-viable pharmaceutical products. Our portfolio approach will reduce our exposure to the impact of any single product failure and will increase our flexibility to eliminate programs we deem less promising.

 . Retain greater product rights for internal development and commercialization. We intend to increase our participation in the development and commercialization of our product candidates, either independently or with collaborators. By selectively pursuing the development and commercialization of product candidates on our own or through collaborations, we employ a flexible approach in an effort to optimize our products' value to us. In our future collaborations, we will seek to retain strategic sales and marketing rights to product candidates in therapeutic areas where we think we will be able to achieve a greater return.

 . In-license or acquire complementary products, technologies or companies. In addition to our internal development efforts, we plan to expand our product portfolio by identifying and evaluating potential products and technologies developed by third parties that we believe fit within our overall portfolio strategy. For example, in 1999 we acquired Allelix, in part because its product candidates complemented our existing programs in osteoporosis and central nervous system disorders.

 . Leverage collaborations to reduce our risk and accelerate the commercialization of our product candidates. We selectively enter into collaboration agreements with large pharmaceutical companies to augment our financial investment in our development programs. This strategy allows us to develop a greater number of products than would otherwise be possible. In addition, we believe collaborators with clinical development and marketing expertise in specific therapeutic areas will facilitate more rapid entry into the market for our products and accelerate their acceptance by healthcare providers and third-party payors.

 . Maintain our core discovery competencies. We have developed a significant portion of our product pipeline through internal discovery efforts. We intend to continue our strong focus on scientific discovery by retaining creative scientists who we believe can make breakthrough discoveries leading to innovative products.

Our Product Development Programs

The following is a summary of our product development programs by therapeutic area:

  Product or Program               Indication(s)                      Status         Collaborators
--------------------------------------------------------------------------------------------------
  Bone and Mineral Disorders
  Calcimimetics:                   Hyperparathyroidism
    AMG 073                        Primary                            Phase II       Amgen, Kirin
                                   Secondary                          Phase II       Amgen, Kirin
  ALX1-11                          Osteoporosis                       Phase III
  Calcilytics                      Osteoporosis                       Preclinical    SmithKline
  Central Nervous System
   Disorders
  NPS 1776                         Epilepsy and bipolar disorder      Phase I        Abbott
  ALX-0646                         Migraine                           Phase I        Forest
  Metabotropic glutamate
   receptors:
    Group I                        Neuropathic pain, epilepsy         Preclinical
                                   and other neurological
                                   disorders
    Group II                       Anxiety, craving disorders         Preclinical
                                   and other neurological
                                   disorders
    Group III                      Neuroprotection, neuro-            Preclinical
                                   psychiatric and other neurological
                                   disorders
  Glycine reuptake inhibitors      Schizophrenia and dementia         Preclinical    Janssen
  Excitatory amino acid            Psychiatric disorders and pain     Preclinical    Eli Lilly
   receptors
  Gastrointestinal Disorders
  ALX-0600                         Short bowel syndrome               Pilot Phase II

Bone and Mineral Disorders

Overview of Parathyroid Hormone and Calcium Receptors

In normal circumstances, calcium receptors on parathyroid cells control the level of calcium in the blood. These receptors are located in four parathyroid glands in the neck. When the level of calcium in the blood falls, the calcium receptors detect the change and stimulate the release of parathyroid hormone, which acts to release calcium from bone, increase calcium retention in the kidney and stimulate the synthesis of vitamin D in the kidney. Vitamin D increases the efficiency of calcium absorption from dietary sources. As calcium levels in the blood rise, calcium receptors then decrease the secretion of parathyroid hormone. Calcium receptors play the key role in maintaining calcium balance in the blood.

In 1993, we and our collaborators at The Brigham and Women's Hospital in Boston were the first to isolate and clone calcium receptors. We have discovered small molecules that mimic the role of calcium and activate calcium in the blood. These compounds are called "calcimimetic compounds," and they are the foundation of our collaborations with Amgen and Kirin to develop small molecule, orally administered drugs for treatment of hyperparathyroidism.

We have also discovered compounds that block calcium receptors, and, by this action, cause a rapid increase of parathyroid hormone. These calcium receptor blockers, called "calcilytic compounds," have been shown to stimulate new bone formation in animal models of osteoporosis. They form the basis of our collaboration with SmithKline to develop small molecule, orally administered drugs for treatment of osteoporosis.

AMG 073 for Hyperparathyroidism

We discovered and patented AMG 073, a small molecule calcimimetic compound for the treatment of both primary and secondary hyperparathyroidism. We licensed AMG 073 to Kirin in the territories of Japan, China, Taiwan and Korea, and to Amgen for the rest of the world.

Market Opportunity. Hyperparathyroidism is characterized as either primary or secondary. Primary hyperparathyroidism is an age-related disorder that results from excessive secretion of parathyroid hormone and is characterized by enlargement of one or more of the four parathyroid glands located in the neck. Symptoms of primary hyperparathyroidism may include bone loss, muscle weakness, depression and cognitive dysfunction.

Over 75,000 people in the United States develop new cases of primary hyperparathyroidism each year, and over 500,000 people in the United States are estimated to suffer from the disorder. The treatment for primary hyperparathyroidism is surgery to remove one or more of the parathyroid glands in the neck. There are currently no effective pharmaceutical therapies for the treatment of primary hyperparathyroidism.

Secondary hyperparathyroidism is a physiological response to failing kidneys. As renal function deteriorates, the body is unable to maintain proper levels of calcium and phosphorus in the blood, or serum. To compensate, parathyroid glands enlarge and produce increased amounts of parathyroid hormone in an attempt to increase calcium and decrease phosphorus levels in the blood. Symptoms of secondary hyperparathyroidism may include bone loss, bone pain, soft tissue calcification and chronic, severe itching.

Parathyroid hyperplasia, which is a proliferation of cells in the parathyroid glands, is a major component of hyperparathyroidism and occurs in virtually all patients with chronic renal failure. More than 260,000 patients in the United States suffer from chronic renal failure to a degree that they require dialysis or kidney transplantation. Several million people in the United States are thought to suffer from some degree of renal insufficiency. Secondary hyperparathyroidism commonly develops during the early stages of chronic renal failure before dialysis is necessary. Studies suggest that over 30% of such patients are affected by secondary hyperparathyroidism. Current treatment for secondary hyperparathyroidism includes calcium supplements, phosphate binding chemicals and vitamin D, none of which directly regulate the secretion of parathyroid hormone.

Development Status. We licensed AMG 073 to Kirin in the territories of Japan, China, Taiwan, and Korea, and to Amgen for the rest of the world. Results from Amgen's Phase II clinical trial in patients with primary hyperparathyroidism were presented at the American Society for Bone and Mineral Research meeting in September 2000 and other Amgen Phase II clinical trial results in patients with secondary hyperparathyroidism were presented at the American Society of Nephrology meeting in October 2000. Amgen has been and is continuing to conduct a larger Phase II clinical trial in patients with secondary hyperparathyroidism to confirm and build upon these results. While it is impossible to predict the timing of the start or finish of any specific clinical trial, we expect Amgen to begin Phase III clinical trials in 2001.

The results from Amgen's Phase II clinical trial in patients with primary hyperparathyroidism, presented at the American Society of Bone and Mineral Research conference, indicated that AMG 073 normalized total serum calcium safely and effectively.

Amgen has also completed three Phase II clinical trials of AMG 073 in patients with secondary hyperparathroidism. Data collected from the Phase II clinical trials indicate that AMG 073 safely and effectively reduced parathyroid hormone, phosphorus and calcium-x-phosphorus product in dialysis patients with secondary hyperparathyroidism. The data from the first clinical trial indicate single doses of AMG 073 reduced parathyroid hormone levels in a dose dependent manner. In the second clinical trial, daily doses of AMG 073 effectively reduced parathyroid hormone by 25% to 40% and serum phosphorus by approximately 25%. In the third clinical trial conducted over an eighteen-week period, mean parathyroid hormone levels were 48% lower for the AMG 073 group compared to placebo during the final six-week period. These reductions in parathyroid hormone were accompanied by minimal (6%) reductions in plasma calcium. However, serum phosphorus and calcuim-x-phosphorus product each fell approximately 25% relative to the placebo group during the final six-week period. Persistently elevated calcium-x-phosphorus product has been implicated as a cause of soft tissue and vascular calcification in this disorder. Generally, the drug was safe and well tolerated in each of these trials.



Amgen has paid license fees, development support payments and made equity purchases totaling $19.5 million in connection with its license of AMG 073, and will pay us up to an additional $26.0 million if it achieves development milestones. Amgen will also pay royalties on any sales of AMG 073 in its territories. Kirin has already paid us $16.0 million in license fees, research and development support payments and milestone payments, and will pay us up to an additional $9.0 million upon accomplishment of development milestones. Kirin will also pay royalties on any sales of AMG 073 in its territories.

ALX1-11 and Calcilytic Compounds for Osteoporosis

We are developing two products for the treatment of osteoporosis, ALX1-11 and calcilytic compounds. ALX1-11 is our patented recombinant, full-length parathyroid hormone for treatment of post-menopausal osteoporosis. The drug will be delivered subcutaneously on a daily basis. Although chronically high levels of parathyroid hormone are known to cause bone loss as in hyperparathyroidism, pulsatile dosing with ALX1-11, in which parathyroid hormone levels rise rapidly and then return to normal levels within a few hours, actually stimulates bone growth. We are independently developing ALX1-11 and are conducting a double blind, placebo-controlled pivotal Phase III clinical trial. We are also pursuing a treatment for osteoporosis in collaboration with SmithKline. This collaboration focuses on small molecule, orally administered calcilytic compounds.

Market Opportunity. Osteoporosis is an age-related disorder characterized by a reduction in bone mass. Although bone loss is a universal consequence of advancing age, the process is accelerated in women following menopause. Osteoporosis is often diagnosed only after fractures in weakened bones. Fractures of hip, spine or wrist bones can result in serious long term disability.

Ten million Americans have advanced osteoporosis and another 18 million are at high risk of fractures because of low bone mass. One half of all women over 50 years of age in the United States will suffer an osteoporosis-related fracture during their lifetime. Osteoporosis is responsible for 1.5 million fractures annually in the United States, including 300,000 hip fractures.

Current therapies for osteoporosis, including supplementing dietary calcium and vitamin D, help to slow the rate of bone loss. In post-menopausal women, estrogen replacement therapy decreases the rate of bone resorption but does not reverse the loss of bone mass. Other therapies include the use of compounds such as bisphosphonates and raloxifene. These drugs can halt bone loss and, over several years, can increase bone mass by amounts ranging from two to eight percent. Fosamax, an oral bisphosphonate marketed by Merck, had sales of over $1.0 billion in 1999. In clinical trials, Fosamax demonstrated an increase in bone mineral density of seven to ten percent and a reduction in fractures over three years. However, we believe there remains a need for a treatment that can prevent fractures by more rapidly replacing lost bone.

Development Status. We are currently conducting a double blind, placebo-controlled, pivotal Phase III clinical trial for ALX1-11. Our clinical trial will measure increases in bone mineral density and determine the compound's effectiveness in fracture prevention over an 18-month course of treatment in 1,800 to 2,000 patients. ALX1-11 also is being tested in a clinical trial coordinated by the University of California, San Francisco, and sponsored by the NIH. This trial will test the combination of ALX1-11 and Fosamax as a therapy for osteoporosis.

In our Phase II clinical trial in over 200 post-menopausal women, daily injections of ALX1-11 produced a clinically and statistically significant average increase in bone mineral density of nearly seven percent in a one-year course of treatment.

We believe our expectations for the safety and efficency of ALX1-11, our recombinant parathyroid hormone consisting of all 84 amino acids, are further validated by Eli Lilly's clinical experience with Forteo(TM), its active fragment of parathyroid hormone comprised of the first 34 amino acids. Eli Lilly recently announced its plans to file a U.S. New Drug Application for Forteo for the treatment of osteoporosis. Data from Eli Lilly's Phase III clinical trial indicated that, in post-menopausal women with severe osteoporosis, daily injections of Forteo provided statistically significant reductions in fractures and rapid and significant increases in bone mineral density.

Calcilytic Compounds. We are collaborating with SmithKline on the discovery, identification and characterization of calcilytic compounds for treatment of osteoporosis. Calcilytic compounds are aimed at temporarily increasing the secretion of the body's own parathyroid hormone. In animal studies, we demonstrated that intermittent increases in circulating levels of parathyroid hormone can be obtained through the use of calcilytics. Increased levels of parathyroid hormone achieved by this mechanism are equivalent to those achieved by an injection of parathyroid hormone sufficient to cause bone growth. We believe that orally administered calcilytic drugs that act on the parathyroid cell calcium receptors could provide a cost-effective treatment for osteoporosis. We have already conducted preclinical studies with SmithKline on some of the lead compounds identified in this program and we expect the first clinical trial to begin before the end of 2000.

SmithKline has paid us a total of $29.5 million for license fees, research support, milestone payments and equity purchases as part of our collaboration. We will receive additional payments of up to an aggregate of $14.0 million upon acheivement of clinical milestones and royalties on any sales by SmithKline of products commercialized through this collaboration. We also have a limited right to co-promote any products we develop through our collaboration and we will receive a share of the profits.

Central Nervous System Disorders

NPS 1776 for Epilepsy and Bipolar Disorder

We are developing NPS 1776 for epilepsy and bipolar disorder. In early 2000, we entered into a collaboration agreement with Abbott for the development of this drug. Prior to entering into that agreement, we completed two Phase I clinical trials to confirm its safety and tolerability.

Market Opportunity. Many types of epileptic seizures have been medically defined. They range from mild cases of nearly imperceptible behavior, such as staring into space, to grand mal seizures where consciousness is lost and the body convulses uncontrollably. In most cases of recurrent seizures, drugs are the treatment of choice, although in some extreme instances, neurosurgery may be an option. While the majority of epilepsy patients can control their seizures with currently available drug therapies, in many cases seizure control is achieved only at doses that cause significant side effects. Up to 30% of patients with epilepsy do not respond adequately to any medication.

Bipolar disorder, known until recently as manic-depressive disorder, is characterized by the occurrence of both manic and depressive states, usually in alternation. Bipolar disorder, like other mood disorders, is a lifetime illness with no known cure. As a result, the number of bipolar patients continues to increase each year. In the United States, approximately 2.3 million people have been diagnosed as having bipolar disorder. It is now generally accepted that some drugs normally used in treating seizures may also be effective treatments for bipolar disorder. For example, Abbott's drug, Depakote(R), has received FDA approval for the treatment of both epilepsy and manic episodes in bipolar disorder.

Development Status. Our studies show that NPS 1776 is effective in a number of animal models of epilepsy. Importantly, it exhibited a high margin of safety in the animal models compared to currently available epilepsy treatments, as measured by a lack of motor impairment side effects following drug administration. In addition, we have shown that NPS 1776 has the same broad spectrum of anticonvulsant activity in animals as Depakote. We also believe NPS 1776 may have a better safety profile than other currently available anticonvulsant drugs, particularly in terms of a reduced risk of birth defects and liver damage. Thus, we believe that NPS 1776 may be useful for the treatment of epilepsy and bipolar disorder.

In December 1998, we completed a Phase I clinical trial of NPS 1776 in healthy male volunteers in the United Kingdom. Our analysis of the data indicates that the drug was safe and well tolerated. In December 1999, we completed another Phase I clinical trial in the United Kingdom to confirm safety and tolerability in healthy volunteers receiving multiple doses of the drug.

On March 20, 2000, we entered into an agreement with Abbott in which we granted Abbott worldwide marketing rights to NPS 1776 in return for Abbott's commitment to fund further development of NPS 1776 and pay us milestone payments of up to $18.0 million and royalties on any sales of NPS 1776. Abbott is currently optimizing formulations of NPS 1776 in preparation for further clinical trial development.

Metabotropic Glutamate Receptor Program

Since 1996, we have been working to find compounds that act on targets in the central nervous system called metabotropic glutamate receptors, or mGluRs. Because these nerve cell receptors are structurally related to calcium receptors, we have been able to leverage our expertise in calcium receptors to create proprietary methods for screening drug candidates active at mGluRs. We have discovered a number of compounds that activate or inhibit mGluRs, and that are highly selective for specific subtypes of mGluRs. Our animal studies with a number of these compounds have demonstrated their potential as drug candidates for the treatment of central nervous system disorders such as chronic pain.

There are three principal groups of mGluRs and several subtypes of mGluRs within those groups that differ in their chemical composition, their effects on cellular metabolism and their location in the central nervous system. Our research indicates that different mGluRs are variously involved in diseases such as stroke, epilepsy, Alzheimer's disease, schizophrenia and pain. Because we have the ability to identify compounds that are selective for the various mGluR subtypes, it is possible that we will be able to pursue the development of products that will treat several central nervous system disorders.

Other Programs for Central Nervous System Disorders

We are developing ALX-0646, a small molecule compound, for the treatment of migraine. We completed a Phase I clinical trial outside the United States with ALX-0646 in healthy volunteers in 1998. In August 2000, we entered into an agreement with Forest in which we granted Forest worldwide marketing rights to ALX-0646 in return for Forest's commitment to fund further development of ALX-0646 and pay us milestones payments of up to $25.0 million and royalties on any sales of ALX-0646. Forest is conducting additional necessary toxicology studies prior to beginning clinical trials in the United States.

We have two additional preclinical-stage central nervous system programs. We are working with Janssen on glycine reuptake inhibitors to identify prospective drug candidates for schizophrenia and dementia. The initial research phase of this collaboration will expire in October 2000. Thereafter, Janssen has a one-year period to select lead candidates for further clinical development. We are also working with Eli Lilly to identify excitatory amino acid receptors as therapeutic targets for various central nervous system disorders. The initial research phase of this collaboration expires in November 2000. We are currently in discussions with Eli Lilly regarding an extension of the research phase of this collaboration. We will receive milestone payments of up to $21.5 million from Janssen and royalties from both Janssen and Eli Lilly from any drugs developed or sold by them under these collaboration agreements.

Gastrointestinal Disorders

ALX-0600 for Short Bowel Syndrome

We are independently developing ALX-0600 for the treatment of short bowel syndrome and are currently conducting a pilot Phase II clinical trial in a small number of patients. We previously completed a Phase I clinical trial of ALX-0600 that demonstrated safety and tolerability in healthy volunteers. In July 2000, we obtained orphan drug designation for ALX-0600 for short bowel syndrome from the FDA, which provides, subject to some restrictions, seven years of marketing exclusivity once a product is launched for diseases that afflict fewer than 200,000 patients.

Market Opportunity. Short bowel syndrome is a condition in which disease or surgical removal of a large portion of the small intestine results in an inadequate surface area for absorption of nutrients, electrolytes and fluids. It results in symptoms such as diarrhea, weight loss and fatigue. Patients with short bowel syndrome often must be fed intravenously by a technique called total parenteral nutrition for a period of time and, in some cases, permanently. Total parenteral nutrition costs can exceed $100,000 annually per patient. There are currently no effective therapies available for enhancing the growth and repair of the cell lining of the small intestine. Approximately 20,000 to 40,000 patients in North America are afflicted with short bowel syndrome.

Development Status. ALX-0600 is an analog of glucagon-like peptide 2, a naturally occurring hormone that regulates growth and proliferation of the cell lining of the small intestine. Our animal studies have indicated that ALX-0600 has the ability to stimulate the regeneration of cells lining the small intestine, expanding the surface area for absorption of nutrients. In animal studies, ALX-0600 induced an approximately 50% increase in the weight of the small intestine within 10 days of administration. Furthermore, the growth-promoting properties of ALX-0600 appear to be highly tissue-specific, predominantly affecting the small intestine, and thereby reducing the risk of adverse side effects.

We are conducting a pilot Phase II clinical trial with ALX-0600 in a small number of patients with short bowel syndrome. The clinical trial is designed to measure improvement in nutrient absorption and physical changes in the small intestine, as well as safety and tolerability. We previously completed a Phase I clinical trial of ALX-0600 that demonstrated safety and tolerability in healthy volunteers.

Although short bowel syndrome is a relatively small indication, we believe that, if ALX-0600 is successful in treatment of short bowel syndrome, it may also be useful in treating other gastrointestinal conditions marked by inefficient absorption or altered absorptive capacity. Examples of these conditions include Crohn's disease, inflammatory bowel disease and intestinal mucositis in cancer patients, which is caused by chemotherapy or radiation therapy. If ALX-0600 is approved for gastrointestinal conditions other than short bowel syndrome, we will not lose our orphan drug status for the product for short bowel syndrome.

In November 1999, we entered into an agreement with the Canadian government through a program known as Technology Partnerships Canada. Under the agreement, the Canadian government will reimburse us up to Cdn. $8.4 million for our qualified costs related to research and development of ALX-0600. As a result of the funding, we will pay a 10% royalty to the Canadian government through December 2008 on the sale or license of any product developed from the funded research. If the payments have not reached a total of Cdn. $23.9 million by that date, we will continue to pay royalty payments until we reach that amount or until December 2017, whichever occurs first.

Collaborative Research, Development and License Agreements

We currently have collaborative research, development and/or license agreements with several collaborators, including Amgen, Kirin, SmithKline, Eli Lilly, Janssen, Abbott, Forest and The Brigham and Women's Hospital.

Amgen

Our development and license agreement with Amgen grants Amgen the exclusive right to develop and commercialize AMG 073 and related compounds for the treatment of hyperparathyroidism and indications other than osteoporosis worldwide, excluding Japan, China, Hong Kong, North and South Korea and Taiwan. Amgen has assumed full control, authority and responsibility for conducting, funding and pursuing all aspects of the development, submissions for regulatory approvals, manufacture and commercialization of the AMG 073 compound in its territories. Amgen is required to pay us royalties on any sales of AMG 073 in its territories. Amgen may terminate the agreement for any reason on 90 days written notice, in which case we would reacquire at no cost the technology, patent and commercialization rights to AMG 073.

Kirin

In June 1995, we entered into a five-year collaborative research and license agreement with Kirin to develop and commercialize AMG 073 for treatment of hyperparathyroidism in Japan, China, Hong Kong, North and South Korea and Taiwan. Kirin is responsible for conducting clinical trials and obtaining regulatory approvals in its territories. Kirin is required to pay all costs of developing and commercializing products within its territories and is required to pay us royalties on any sales of AMG 073 within its territories. Kirin may terminate the agreement for any reason on 90 days written notice. If Kirin terminates the agreement, Amgen would receive worldwide rights to develop and commercialize AMG 073 for treatment of hyperparathyroidism and other indications except osteoporosis.

SmithKline

In November 1993, we entered into a research and license agreement with SmithKline to collaborate on the discovery, development and marketing of drugs for treatment of osteoporosis and other bone metabolism disorders. Under the agreement, SmithKline has an exclusive license to the worldwide development and marketing of any calcium receptor-active compounds developed under the agreement that are useful for treatment of osteoporosis and other bone metabolism disorders, excluding hyperparathyroidism. Once compounds have been selected for development, SmithKline has agreed to conduct and fund all product development, including all human clinical trials and regulatory submissions. We have the right to co-promote any resulting products in the United States. We are entitled to royalties on any sales of products for osteoporosis and other bone metabolism disorders developed by SmithKline under the agreement and a share of the profits from any co-promotion of the products. SmithKline may terminate the agreement on 30 days' written notice, and we may both agree to extend the agreement for an additional period of time. Under certain circumstances, we have the right to terminate the SmithKline agreement after October 2000. Termination of the SmithKline agreement will result in the return of our technology, commercialization and patent rights in the licensed field of osteoporosis and other bone and mineral disorders, as well as all additional technology developed in the course of the collaboration.

Eli Lilly

In December 1989, we entered into a collaborative research and license agreement with Eli Lilly. The agreement was assigned by Eli Lilly to Lilly Canada in December 1990, and the scope of the agreement was modified in December 1998 to include only research related to excitatory amino acid receptors. Under the agreement, Eli Lilly has an exclusive worldwide license to any and all patents and technology developed under the agreement after December 1, 1989. Eli Lilly is solely responsible for development, preclinical and clinical testing and commercialization of any products under the collaboration, and has an exclusive worldwide license to manufacture and market products developed under the agreement. We are entitled to royalties on any sales of all excitatory amino acid receptor products developed under the agreement. Eli Lilly solely owns the right to any compounds and products developed under the agreement, and will retain these rights if the agreement terminates. Upon termination, we will retain our patent and technology rights. Eli Lilly will, however, have a non-exclusive license to those patents and technology.

Janssen

In October 1998, we entered into a collaborative agreement with Janssen for the research, development and marketing of new drugs for treatment of schizophrenia and dementia. We will receive royalties from any product sales resulting from the collaboration. In addition, Janssen will assume responsibility for development of the compounds, including all costs and expenses associated with the development efforts. While Janssen has the right to market products worldwide, we may co-promote any products developed under the agreement in Canada.

Abbott

In March 2000, we entered into an exclusive license agreement with Abbott for our compound NPS 1776 and related molecules. The agreement grants Abbott the exclusive worldwide license to develop and commercialize NPS 1776 for all indications. Abbott has committed to conduct and fund all preclinical development and, if warranted, clinical development activities for NPS 1776 and related molecules. We will receive royalties from any product sales resulting from the collaboration. We will participate with Abbott on a joint project review committee, where we will observe the progress of Abbott during the first 24 months of the agreement and where we will review progress on Abbott's subsequent clinical development work plan. We will continue to prosecute all our worldwide patent applications for NPS 1776. Abbott has the right to terminate the agreement at any time. Upon termination, all of the data and intellectual property covered by the agreement will be returned to us. We have the right to institute binding alternative dispute resolution for the return of the program and related technology in the absence of development progress.

Forest

In August 2000, we entered into an exclusive worldwide license with Forest for the development and commercialization of ALX-0646. We are entitled to receive licensing fees under the agreement, as well as royalties for any sales of resulting products. If Forest does not obtain sublicense agreements in some major markets outside of the United States within three years, we have the option to remove those markets from Forest's territory, subject to Forest having the right to buy our termination option. Forest may terminate the agreement upon the occurrence of certain conditions. If the agreement is terminated, Forest's license is terminated and the technology, commercialization and patent rights relating to ALX-0646 will be returned to us.

The Brigham and Women's Hospital

In February 1993, we entered into a sponsored collaborative research agreement and a patent license agreement with The Brigham and Women's Hospital, an affiliate of Harvard University Medical School. The patent license agreement grants us an exclusive license to certain calcium receptor and inorganic ion receptor technology covered by patents we jointly own with the hospital. The research agreement grants us a right of first negotiation for exclusive license rights to any patentable subject matter arising out of research that we sponsor at the hospital. Brigham and Women's Hospital is also entitled to a royalty on any sales of certain products under the patent license agreement, and we have committed to promote sales of any licensed products for hyperparathyroidism for which we receive regulatory approval.

Government Regulation

Research, preclinical development, clinical trials, manufacturing and marketing activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within this regulatory framework take a number of years and involve the expenditure of substantial resources.

The steps required before a pharmaceutical agent may be marketed in the United States include:
 . preclinical laboratory tests, animal pharmacology and toxicology studies and formulation studies
 . the submission of an investigational new drug application to the FDA for human clinical testing, which must become effective before human clinical trials commence

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

 . adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug
 .  the submission of a new drug application to the FDA
 . FDA approval of the new drug application before any commercial sale or shipment of the drug. In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with, and approved by, the FDA

Domestic drug manufacturing establishments are subject to regular inspections by the FDA and must comply with FDA regulations. To supply products for use in the United States, foreign manufacturing establishments must comply with FDA regulations and are subject to periodic inspection by the FDA, or by corresponding regulatory agencies in their home countries under reciprocal agreements with the FDA.

Preclinical studies include the laboratory evaluation of in vitro pharmacology, product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of a product. Compounds must be formulated according to cGMP regulations, and preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding good laboratory practices. The results of the preclinical tests are submitted to the FDA as part of an investigational new drug application and are reviewed by the FDA before human clinical trials can begin. Unless the FDA objects to an investigational new drug application, the investigational new drug application usually becomes effective 30 days following its receipt by the FDA.

Clinical trials must be sponsored and conducted in accordance with good clinical practice under protocols and methodologies that: ensure receipt of signed consents from participants that inform them of risks; detail the objectives of the study; detail the parameters to be used to monitor safety; and detail the efficacy criteria to be evaluated. Accurate documentation and analyses must be submitted to the FDA as part of an investigational new drug application. Furthermore, each clinical study must be conducted under the supervision of a principal investigator operating under the auspices of an Institutional Review Board, or IRB, at the institution where the study is conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Sponsors, investigators and IRB members must avoid conflicts of interests and ensure compliance with all legal requirements.

Clinical trials typically are conducted in three sequential phases. In Phase I, the initial introduction of the drug into a small number of healthy volunteers is undertaken. The drug is evaluated for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and pharmacodynamics (clinical pharmacology). The Phase I trial must provide pharmacological data that is sufficient to devise the Phase II trials.

Phase II trials involve studies in a larger, but still limited, patient population in order to:

 .  determine the efficacy of the drug for specific, targeted indications

 .  determine dosage tolerance and optimal dosage

 .  identify possible adverse affects and safety risks

When a compound is determined to be effective and to have an acceptable safety profile in Phase II evaluation, Phase III trials can be undertaken to evaluate further safety and efficacy in expanded patient populations at geographically diverse clinical trial sites.

The results of the pharmaceutical development, preclinical studies and clinical trials are submitted to the FDA in the form of a new drug application, which must be complete and accurate. The approval of a new drug application permits the commercial-scale manufacturing, marketing, distribution, exportation from the United States and sale of the drug in the United States. The testing and approval process typically requires substantial time, effort and expense. The FDA may deny a new drug application if the applicable scientific and regulatory criteria are not satisfied. Moreover, the FDA may require additional testing or information, or may require post-approval testing, surveillance and reporting to monitor the products. Notwithstanding any of the foregoing, the

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


FDA may ultimately decide that a new drug application does not meet the applicable agency standards, and even if approval is granted, it can be limited or revoked if the sponsor who received the approval does not comply with regulatory standards. Finally, an approval may entail limitations on the uses, labeling, dosage forms, distribution and packaging of the product. An approval may also require that additional clinical studies be conducted while the product is being marketed and sold.

Among the conditions for new drug approval is the requirement that the prospective manufacturer's quality control, record keeping, notifications and reporting and manufacturing systems conform to cGMP. In complying with the standards contained in these regulations, manufacturers must continue to expend time, money, resources and effort in order to ensure compliance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authority. This foreign regulatory approval process includes many of the same steps associated with FDA approval described above.

In addition to regulations enforced by the FDA, we are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and future federal, state or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be liable for any damages that result.

Patents and Other Proprietary Technology

Our intellectual property portfolio includes patents, patent applications, trade secrets, know-how, and trademarks. Our success will depend in part on our ability to obtain additional patents, maintain trade secrets and operate without infringing the proprietary rights of others, both in the United States and other countries. We periodically file patent applications to protect the technology, inventions and improvements that may be important to the development of our business. We rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

We file patent applications in our own name, and when appropriate, have filed and expect to continue to file, applications jointly with our collaborators. These patent applications cover compositions of matter, methods of treatment, methods of discovery, use of novel compounds and novel modes of action, as well as recombinantly expressed receptors and gene sequences that are important in our research and development activities. Some of our principal intellectual property rights related to processes, compounds, uses and techniques related to calcium receptor science are now protected by issued U.S. patents. We intend to file additional patent applications relating to our technology and to specific products as we think appropriate.

We hold patents directed to potential therapeutic products such as new chemical entitles, pharmaceutical compositions and methods of treating diseases. We hold patents directed also to nucleic acid and amino acid sequences of novel cellular receptors and methods of screening for compounds active at such cellular receptors. We continue actively to seek patent protection for these and related technologies in the U.S. and in foreign countries.

We also rely on trade secrets and contractual arrangements to protect our trade secrets. Much of the know-how important to our technology and many of its processes are dependent upon the knowledge, experience and skills of our key scientific and technical personnel and are not the subject of pending patent applications or issued patents. To protect our rights to know-how and technology, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the unauthorized use of, and restrict the disclosure of, confidential information, and require disclosure and assignment to us of their ideas, developments, discoveries and inventions.

In connection with our research and development activities, we have sponsored research at various university and government laboratories. For example, we have executed license and research agreements regarding research in the area of calcium and other ion receptors with The Brigham and Women's Hospital. We have also sponsored work at other government and academic laboratories for various evaluations, assays, screenings and other tests. Generally, under these agreements, we fund the work of investigators in exchange for the results of the specified work and the right or option to a license to any patentable inventions that may result in certain designated areas. If the sponsored work produces patentable subject matter, we generally have the first right to negotiate for license rights therein. Any resulting license would be expected to require us to pay royalties on net sales of licensed products.

Competition

We and our licensees are pursuing areas of product development in which we believe there is a potential for extensive technological innovation in relatively short periods of time. We operate in a field in which new discoveries occur at a rapid pace. Our competitors may succeed in developing technologies or products that are more effective than ours, or in obtaining regulatory approvals for their drugs more rapidly than we are able to, which could render our products obsolete or noncompetitive. Competition in the pharmaceutical industry is intense and is expected to continue to increase. Many competitors, including biotechnology and pharmaceutical companies, are actively engaged in the research and development of products in areas similar to the areas in which we are developing products, including the fields of hyperparathyroidism, osteoporosis, neuroprotection and neurological disorders. In particular, Eli Lilly has been developing Forteo, an active fragment of human parathyroid hormone comprising the first 34 amino acids of the parathyroid hormone, as a potential treatment for osteoporosis. Eli Lilly has announced its plans to file a U.S. New Drug Application for Forteo. We believe that our ALX1-11, which is an injectably administered recombinant parathyroid hormone consisting of all 84 amino acids, will compete with Forteo. We believe that at least one other company is developing a parathyroid hormone-based treatment that is not delivered through injection. Additionally, Bone Care International is presently marketing Hectoral, a vitamin D pro-hormone to relieve some symptoms of secondary hyperparathyroidism. Also, GelTex is currently marketing RenaGel for the treatment of secondary hyperparathyroidism.

Many of our competitors have substantially greater financial, technical, marketing and personnel resources. In addition, some of them have considerable experience in preclinical testing, human clinical trials and other regulatory approval procedures. Moreover, certain academic institutions, governmental agencies and other research organizations are conducting research in the same areas in which we are working. These institutions are becoming increasingly aware of the commercial value of their findings and are more actively seeking patent protection and licensing arrangements to collect royalties for the technology that they have developed. These institutions may also market competitive commercial products on their own or through joint ventures and will compete with us in recruiting highly qualified scientific personnel. Our ability to compete successfully will depend, in part, on our ability to:

 .  establish collaborations for the development of our products

 .  identify new product candidates

 .  develop products that reach the market first

 . develop products that are technologically superior to other products in the market

 .  obtain and enforce patents covering our technology

Manufacturing

We have no small molecule manufacturing facilities. Under our existing collaborative agreements, each licensee is responsible for the manufacture of the applicable product.

We currently produce some biological material at our Mississauga, Ontario site. We use those materials in connection with our preclinical and early clinical testing activities for our ALX1-11 and ALX-0600 product candidates. We obtain other biological material from contract production firms. For certain tests, this material, including clinical grade ALX1-11 and ALX-0600, must be manufactured under the cGMP of the FDA. We are currently reviewing alternatives to meet our current and planned manufacturing needs of these materials.

Employees

As of October 9, 2000, we employed 125 individuals full-time, 29 of whom hold Ph.D. degrees and 32 of whom hold other advanced degrees. A total of 79 full-time employees are engaged in research, development and support activities. A total of 46 full-time employees are employed in finance, legal, human resources, market research, corporate development and general administrative activities. None of our employees are covered by collective bargaining agreements and our management considers its relations with our employees to be good.

Properties

We have ongoing operations in both the United States and Canada. In the United States, we lease approximately 54,000 square feet of laboratory, support and administrative space in the University of Utah's Research Park located in Salt Lake City, Utah. That lease expires in September 2004, but may be extended for three additional three-year terms. In Canada, we own a building consisting of approximately 90,000 square feet of laboratory, support and administrative space in Mississauga, Ontario. We anticipate that we will not need to acquire additional space in order to meet our needs over the next three years.

Legal Proceedings

From time to time, we are involved in certain litigation arising out of our operations. We maintain liability insurance, including product liability coverage, in amounts our management believes is adequate. We are not currently engaged in any legal proceedings that we expect would materially harm our business or financial condition.

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

                                   Management

Board of Directors and Executive Officers

The following table sets forth certain information concerning our executive officers and directors as of September 30, 2000:

   Name                                Age               Position
   ----                                ---               --------
   Hunter Jackson, Ph.D...............  50 Chief Executive Officer, President
                                            and Chairman of the Board
   David L. Clark.....................  46 Vice President, Operations, Business
                                            Development and Corporate
                                            Communications
   N. Patricia Freston, Ph.D..........  60 Vice President, Human Resources
   James U. Jensen, J.D (1)...........  56 Vice President, Corporate
                                            Development and Legal Affairs,
                                            Secretary and Director
   Thomas B. Marriott, Ph.D...........  52 Vice President, Development Research
   Robert K. Merrell..................  45 Vice President, Finance, Chief
                                            Financial Officer and Treasurer
   Edward F. Nemeth, Ph.D.............  47 Vice President and Chief Scientific
                                            Officer
   Paul J. Van Damme..................  50 Vice President, Finance--Canada
   Santo J. Costa, J.D. (2)...........  54 Director
   John R. Evans, M.D. (2)............  70 Director and Vice-Chairman of the
                                            Board
   James G. Groninger (2).............  56 Director
   Tamar Howson.......................  51 Director
   Joseph Klein, III (3)..............  39 Director
   Donald E. Kuhla, Ph.D.(1)..........  58 Director
   Thomas N. Parks, Ph.D. (3).........  50 Director
   Edward K. Rygiel (3)...............  60 Director
   Calvin R. Stiller, C.M., M.D. (1)..  59 Director
   Peter G. Tombros (2)...............  58 Director

------------------

(1)  Member of the Nominating Committee.
(2)  Member of the Compensation Committee.
(3)  Member of the Audit Committee.

Hunter Jackson, Ph.D. has been Chief Executive Officer and Chairman of our board since founding NPS in 1986. He was appointed to the additional position of President in January 1994. Before founding NPS, he was an Associate Professor in the Department of Anatomy at the University of Utah School of Medicine. Dr. Jackson received a Ph.D. in Psychobiology from Yale University. He received postdoctoral training in the Department of Neurosurgery, University of Virginia Medical School.

David L. Clark has been Vice President, Business Development and Corporate Communications since January 2000 and Vice President, Operations since March 2000. Before being appointed to these positions, he served as Director of Business Development and Corporate Communications for us from September 1998 to December 1999. He served as Director of Corporate Communications for us from March 1996 to September 1998. From 1988 to 1996 he served as Vice President, Business Development for Agridyne Technologies Inc., a publicly held biotechnology company. Mr. Clark received an M.S. in Plant Genetics from the University of Illinois. He received an M.B.A. from the University of Utah.

N. Patricia Freston, Ph.D. has been Vice President, Human Resources since March 1997. From 1980 to February 1997, she served as Manager of Personnel Services, Questar Corporation, a public integrated energy company. From 1977 to 1980, Dr. Freston was Assistant Director of Training for Mountain Fuel Supply, a subsidiary of Questar. From 1971 to 1977, she was Director of Academic Programming for the Division of Continuing Education, University of Utah. Dr. Freston received a Ph.D. in Industrial Psychology from the University of Utah.

James U. Jensen, J.D. has been Vice President, Corporate Development and Legal Affairs and Secretary since August 1991. He has been Secretary and a director of NPS since 1987. From 1986 to July 1991, he was a partner in the law firm of Woodbury, Jensen, Kesler & Swinton, P.C., or its predecessor firm, concentrating on technology transfer and licensing and corporate finance. From July 1985 until October 1986, he served as Chief Financial Officer of Cericor, a software company. He serves as a director of Wasatch Funds, Inc., a registered investment company, and of Interwest Home Medical, Inc., a public home use medical equipment distributor. Mr. Jensen received a J.D. and an M.B.A. from Columbia University.

Thomas B. Marriott, Ph.D. has been Vice President, Development Research since August 1993. From February 1990 to July 1993, he served as Director, Clinical Investigations for McNeil Pharmaceutical, a subsidiary of Johnson & Johnson with responsibility for developing and implementing clinical trial strategies for a number of products. From 1986 until 1990, Dr. Marriott was Director, Drug Metabolism for McNeil Pharmaceutical with the responsibility for planning, initiating and completing bioanalytical drug disposition and clinical biopharmaceutics and pharmacokinetics research required for investigational new drug applications and new drug applications. He received a Ph.D. in Chemistry from the University of Oregon.

Robert K. Merrell has been Vice President, Finance, Chief Financial Officer and Treasurer since January 1995 and served as Director of Finance and Administration and Treasurer from December 1993 to December 1994. He joined NPS as Controller/Treasurer in September 1988. Prior to that time, he was a Senior Manager at KPMG LLP. Mr. Merrell has been a licensed C.P.A. since 1980. He received an M.M. from Kellogg Graduate School of Management at Northwestern University.

Edward F. Nemeth, Ph.D. has been a Vice President of NPS since January 1994 and was appointed Chief Scientific Officer in July 1997. He joined NPS as Director of Pharmacology in March 1990. From 1986 until joining NPS, Dr. Nemeth was an Assistant Professor in the Department of Physiology and Biophysics at Case Western Reserve University School of Medicine. He received a Ph.D. in Pharmacology from Yale University.

Paul J. Van Damme has been Vice President, Finance--Canada since December 1999. He was Senior Vice President, Finance and Chief Financial Officer of Allelix from September 1997 to December 1999. From December 1996 to September 1997, he was Vice President and Chief Financial Officer of GlycoDesign Inc., a biotechnology company. From 1994 to 1996, he served as Senior Vice President and Chief Financial Officer of TeleZone Corporation, a wireless telecommunications company. From 1991 to 1994, he was Vice President and Controller of Laidlaw Inc., a publicly held environmental services and transportation company. Mr. Van Damme is a Chartered Accountant and worked with PricewaterhouseCoopers for several years. Mr. Van Damme received an M.B.A. from the University of Toronto.

Santo J. Costa, J.D. has served as a director since 1995. Mr. Costa has been a director of Quintiles Transnational Corporation, a publicly held global contract research organization since April 1994 and has served as their Vice-Chairman since November 1999. From April 1994 to November 1999 he served as President and Chief Operating Officer for Quintiles. From 1986 to 1993, he was employed by Glaxo, Inc., a worldwide pharmaceutical company, where he served as Senior Vice President, Administration and General Counsel and was a member of that company's board of directors. Mr. Costa received his J.D. from St. John's University.

John R. Evans, M.D. has served as a director and Vice-Chairman of our board since the closing of our acquisition of Allelix in December 1999. Previously, Dr. Evans was Chairman of the Board of Allelix since 1983. From 1979 to 1983, Dr. Evans served as a Director of the Population, Health and Nutrition Department of the World Bank in Washington. From 1972 to 1978 he served as President of the University of Toronto.

Currently, Dr. Evans is Chairman of the Canada Foundation for Innovation and serves as Chairman of the Board for both Alcan Aluminum Limited in Montreal and Torstar Corporation in Toronto. He is a director of the Walter-Duncan Gordon Charitable Foundation and a member of the board of directors of MDS Inc., a publicly held health and life sciences company listed on the New York Stock Exchange and the Toronto Stock Exchange, and GlycoDesign, Inc. Dr. Evans received his M.D. from the University of Toronto and engaged in specialty training in internal medicine and cardiology in London, Boston and Toronto.

James G. Groninger has served as a director since 1988. Mr. Groninger founded in January 1995 and is President of The Bay South Company, a Richmond, Virginia-based provider of financial advisory and investment banking services. From 1988 through 1994, he served as a Managing Director, Investment Banking Division, of PaineWebber Incorporated. Mr. Groninger is on the board of directors of Cygne Designs, Inc., a publicly traded company, and Layton BioScience, Inc., a private biotechnology company. Mr. Groninger received an M.B.A. from Harvard Business School.

Tamar Howson has served as a director since July 2000. Ms. Howson also acts as a consultant in business development and strategic planning. Between April 1993 and April 2000, Ms. Howson served as the Senior Vice President and Director, Worldwide Business Development, for SmithKline. Between 1991 and 1993, she served as Vice President and Director, Worldwide Business Development for SmithKline. Before joining SmithKline, Ms. Howson was Vice President, Venture Investments at Johnston Associates, a venture capital firm. Before that, she was director of Worldwide Business Development and Licensing for Squibb Corporation. Ms. Howson received an M.B.A. from Columbia University. She also holds a M.Sc. from City College of New York.

Joseph Klein, III has served as a director since 1998. Currently, Mr. Klein is Vice President, Strategy for Medical Manager Corporation, a physician office management information systems vendor. From 1998 to 1999, Mr. Klein was a Health Care Investment Analyst with the Kaufmann Fund, Inc. From 1995 to 1998, Mr. Klein was a Portfolio Manager and Chairman of the Investment Advisory Committee of T. Rowe Price Health Sciences Fund, Inc. From 1990 to 1998, Mr. Klein was Vice President and Health Care Investment Analyst for T. Rowe Price Associates, Inc., an investment management firm. Mr. Klein serves as a director of Guilford Pharmaceuticals, a publicly held biotechnology company, and Synbiotics Corporation, a publicly held veterinary diagnostic products company. Mr. Klein received an M.B.A. from Stanford Graduate School of Business.

Donald E. Kuhla, Ph.D. has served as a director since 1991. Since 1998, Dr. Kuhla has been President and Chief Operating Officer of Albany Molecular Research, Inc., a chemical contract research organization, where he has also been a director since 1995. From 1994 through 1998 Dr. Kuhla was Vice President of Plexus Ventures, Inc., a business consulting firm. From 1990 to 1994, Dr. Kuhla held senior management positions with two venture capital-backed, biotechnology start-up companies. His early career was spent in research and development and operations management positions with Pfizer Inc. and Rorer Group, Inc., his last position at Rorer being Senior Vice President of Operations. Dr. Kuhla received a Ph.D. in Organic Chemistry from Ohio State University.

Thomas N. Parks, Ph.D. has served as a director since our founding in 1986. Dr. Parks also serves as a scientific consultant to us. He is currently the George and Lorna Winder Professor of Neuroscience and Chairman of the Department of Neurobiology and Anatomy at the University of Utah Medical School. Dr. Parks joined the faculty at the University of Utah Medical School in 1978 as an assistant professor. Dr. Parks received a Ph.D. in Psychobiology from Yale University. He was a postdoctoral fellow in Development Neurology at the University of Virginia Medical School.

Edward K. Rygiel has served as a director since the closing of our acquisition of Allelix in December 1999. Mr. Rygiel served on the board of Allelix since 1995. Since January 2000, Mr. Rygiel has been Executive Vice President of MDS Inc., and since 1988 he has been President and Chief Executive Officer of MDS Capital Corp., a subsidiary of MDS Inc. From 1988 to 2000, Mr. Rygiel was Senior Vice President, Strategic Investments, of MDS Inc. Mr. Rygiel currently is a director of Hemosol, Inc., a biotechnology company. Mr. Rygiel earned a B.A.Sc. from the University of Toronto, School of Chemical Engineering.

Calvin R. Stiller, C.M., M.D. has served as a director since the closing of our acquisition of Allelix in December 1999. Mr. Stiller served on the board of Allelix since April 1999. Since 1996, Mr. Stiller has served as Chairman and Chief Executive Officer of Canadian Medical Discoveries Fund. Dr. Stiller served as the Chief of the Multi-Organ Transplant Service at the University Hospital in London, Ontario from 1984 through 1996. He is a full professor of medicine at the University of Western Ontario. Dr. Stiller is the Chairman of the Ontario Research and Development Challenge Fund and sits as a director of Drug Royalty Corp. Inc., and CPL Trust, a public company. Dr. Stiller obtained his M.D. from the University of Saskatchewan.

Peter G. Tombros has served as a director since 1998. Since 1994, Mr. Tombros has served as President, Chief Executive Officer, and a Director of Enzon, Inc., a public biopharmaceutical company. Prior to joining Enzon, Mr. Tombros spent 25 years with Pfizer, Inc., a global healthcare company. Mr. Tombros served as Vice President of Pfizer, Inc. in the following areas: Executive Vice President of Pfizer Pharmaceuticals, Corporate Strategic Planning and Investor Relations. Currently, Mr. Tombros serves on the board of directors of the following public companies: Enzon, Inc. and Alpharma, Inc., a pharmaceutical company. Mr. Tombros received an M.S. from Pennsylvania State University and an M.B.A. from the Wharton Graduate School of Business.

                             Principal Stockholders

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2000 by:

 . each stockholder known by us to be the beneficial owner of more than five percent of our outstanding shares of common stock

 .  each of our directors

 .  each of our executive officers

 .  all directors and officers as a group

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power over that security, and includes options that are currently exercisable or are exercisable within 60 days. Each director, officer or five percent or more stockholder, as the case may be, has furnished us information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us and by our review of Schedules 13D and 13G filed with Securities Exchange Commission, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists the applicable percentage of ownership based on 24,990,936 shares of common stock outstanding as of September 30, 2000, including 1,055,461 shares of common stock issuable upon exchange of outstanding exchangeable shares of NPS Allelix, and also lists applicable percentage ownership based on the assumed issuance of an additional 3,500,000 shares of our common stock in connection with the completion of this offering. The first column includes options to purchase shares of our common stock that are exercisable within 60 days of September 30, 2000, and that are deemed to be beneficially owned by the persons holding them for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. The shares underlying options that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options."

Unless otherwise indicated, the principal address of each stockholder below is at our principal corporate office address at 420 Chipeta Way, Salt Lake City, Utah 84108.

                                         Shares Beneficially Owned
                          -------------------------------------------------------
                            Total   Shares Subject     Percent        Percent
Name of Beneficial Owner   Number     to Options   Before Offering After Offering
------------------------  --------- -------------- --------------- --------------
5% Stockholders
T. Rowe Price
 Associates, Inc.(1)....  2,393,200      --              9.6%           8.4%
 100 E. Pratt Street
 Baltimore, MD 21202
Wellington Management
 Company, LLP (2).......  1,813,079      --              7.3            6.4
 75 State Street
 Boston, MA 02109
Merlin BioMed Group,
 LLC....................  1,245,200      --              5.0            4.4
 230 Park Avenue, Suite
 928
 New York, NY 10169

                                         Shares Beneficially Owned
                          -------------------------------------------------------
                            Total   Shares Subject     Percent        Percent
Name of Beneficial Owner   Number     to Options   Before Offering After Offering
------------------------  --------- -------------- --------------- --------------
Directors and Officers
Hunter Jackson,
 Ph.D.(3)...............    553,825    279,600           2.2%           1.9%
David L. Clark..........     23,765     22,500             *              *
N. Patricia Freston,
 Ph.D...................     52,192     36,700             *              *
James U. Jensen, J.D....    107,089     47,230             *              *
Thomas B. Marriott,
 Ph.D.(4)...............    137,219    122,800             *              *
Robert K. Merrell.......     41,800     35,800             *              *
Edward F. Nemeth,
 Ph.D...................    246,656    204,800           1.0              *
Paul J. Van Damme.......     13,808     13,713             *              *
Santo J. Costa, J.D.....      5,740      4,740             *              *
John R. Evans, M.D......    143,032     14,183             *              *
James G. Groninger(5)...     14,259     10,920             *              *
Tamar Howson............      8,000      8,000             *              *
Joseph Klein, III.......    116,130     11,730             *              *
Donald E. Kuhla, Ph.D...     61,240     13,740             *              *
Thomas N. Parks,
 Ph.D.(6)...............    350,240     19,740           1.4            1.2
Edward K. Rygiel(7).....    136,202     11,660             *              *
Calvin R. Stiller, C.M.,
 M.D.(8)................    578,040      1,296           2.3            2.0
Peter G. Tombros........     16,400      8,400             *              *
All executive officers
 and directors as a
 group (18 persons).....  2,605,637    867,552          10.1            8.9

------------------

*  Represents beneficial ownership of less than 1%.

(1) These securities are owned by various individual and institutional investors, including T. Rowe Price New Horizons Fund, Inc., which owns 1,400,000 shares, for which T. Rowe Price Associates, Inc. serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates is deemed to be a beneficial owner of such securities; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.
(2) Wellington Management Company, LLP, a registered investment adviser, is deemed to have beneficial ownership of 1,813,079 shares of our common stock. Such shares are owned of record by clients of Wellington Management, including Wellington Trust Company, NA, a bank as defined in Section 3(a)(6) of the Act which is deemed to have beneficial ownership of 915,024 shares of our common stock. Wellington Management shares voting power with respect to 1,652,551 of such shares and dispositive power with respect to all of such shares.
(3) Includes 274,223 shares held in a trust and two shares held by Dr. Jackson's children, of which he disclaims beneficial ownership.

(4) Includes 2,141 shares held by Dr. Marriott's spouse, and 721 shares held by his children, of which Mr. Marriott disclaims beneficial ownership.

(5) Includes 10,000 shares owned by Mr. Groninger's spouse for which Mr. Groninger disclaims beneficial ownership.
(6) Includes 10,000 shares held in a trust, of which Dr. Parks disclaims beneficial ownership.
(7) Includes 124,542 shares held by NeuroScience Partners, L.P., MDS Health Ventures (TC) Inc. and MDS Health Ventures (FC) Inc., of which Mr. Rygiel disclaims beneficial ownership.
(8) Includes 576,744 shares held by Canadian Medical Discoveries Fund, of which Dr. Stiller disclaims beneficial ownership.

                        Related-Party Transactions

Consulting Agreement with Plexus

Dr. Kuhla, one of our directors since 1991, was a Vice President of Plexus Ventures from February 1994 through June 1998. We had a consulting agreement with Plexus through December 31, 1995, under which Plexus assisted us with our efforts to establish a collaboration for our hyperparathyroidism program. Plexus may earn an additional $400,000 in fees as we receive payments from Amgen. We also granted Plexus an option to purchase 20,000 shares of our common stock at $10.50 per share, with vesting contingent on milestone payments from Amgen. Dr. Kuhla holds a one-third interest in Plexus.

Consulting Agreement with Dr. Kuhla

We also entered into a Consultant Services Agreement with Dr. Kuhla, effective November 1, 1996, under which Dr. Kuhla provides us with scientific consulting services. In return for those services, Dr. Kuhla is paid with shares of our common stock. In fiscal year 1999, Dr. Kuhla received no shares of our common stock under the consulting services agreement.

Pharmaceutical Services Agreement with MDS

Dr. Evans, a director and vice-chairman of our board since December 1999, is a director of MDS, Inc. In addition, Mr. Rygiel, a director since December 1999 is Executive Vice President of MDS, Inc. In February 2000, NPS Allelix entered into a Pharmaceutical Services Agreement with MDS, Inc. for clinical laboratory services related to clinical trials with ALX1-11. In March 2000, NPS Allelix also entered into a Clinical Laboratory Analysis Agreement with Harris Laboratories, a subsidiary of MDS, Inc. Under the agreements, NPS Allelix expects to pay to MDS approximately $1.8 million over the next three years for services rendered under the agreements.

Contract Research Agreement with Quintiles

Mr. Costa, a director since 1995, is Vice Chairman of Quintiles Transnational Corporation. NPS Allelix entered into an agreement with Quintiles Canada, Inc., a subsidiary of Quintiles, under which Quintiles will provide certain contract research services with respect to clinical trials of ALX1-11. Under the terms of the agreement, NPS Allelix expects to pay approximately $7.3 million to Quintiles over the next three years for services rendered under the agreement.

Consulting Agreement with Tamar Howson

Ms. Howson, who was recently appointed to our board of directors, has entered into a one-year consulting services agreement with us under which she will provide general consulting services. We agreed to pay Ms. Howson $144,000 per year under the agreement and granted her an option to purchase 24,000 shares of our common stock at $28.50 per share.

                       Description of Capital Stock

General

We are authorized to issue 45,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

Common Stock

Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution, or winding up of the company, the holders of common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preference and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

 .  restricting dividends on the common stock

 .  diluting the voting power of the common stock

 .  impairing the liquidation rights of the common stock

 . delaying or preventing a change in our control without further action by our stockholders

We have designated 350,000 shares of our preferred stock as Series A Junior Participating Preferred Stock in connection with the stockholders rights plan, described below. No other shares of preferred stock are outstanding, and we have no present plans to issue any additional shares of preferred stock.

Exchangeable Shares

In connection with the acquisition of Allelix, NPS Allelix issued 3,476,009 exchangeable shares. Each of the exchangeable shares is exchangeable one-for-one into our common shares, and are, as nearly as practicable, the functional and economic equivalent of our common stock.

We designated a single share of preferred stock as special voting preferred stock of NPS in connection with our acquisition of Allelix in December 1999. The NPS special voting share possesses a number of votes equal to the number of exchangeable shares of our Canadian subsidiary outstanding from time to time. Such votes may be exercised on all matters submitted to a vote of the registered holders of our common stock. The registered holders of our common stock and the holder of the NPS special voting share vote together as a class on all matters. The holder shall exercise the voting rights only on the basis of instructions received from the holders of the exchangeable shares. If no instructions are received, then the holder shall not exercise any of the voting rights. In the event of a liquidation, all outstanding exchangeable shares will automatically be exchanged for our common stock. The holder of the NPS special voting share is not entitled to receive dividends, and in the event of any liquidation, dissolution, or winding-up of NPS, will receive an amount equal to the par value thereof. At such time as the NPS special voting share has no votes attached to it because there are no exchangeable shares outstanding that we or our affiliates do not own, the NPS special voting share will cease to have any rights.

Stockholder Rights Plan

On December 4, 1996, our board of directors adopted a stockholder rights plan and declared a distribution of one preferred stock purchase right for each share of our common stock outstanding on December 31, 1996, and each share of common stock issued after that date. The rights are transferable with our common stock until they become exercisable, but are not exercisable until the distribution date described in the plan. Generally, the plan distribution date will not occur until a person or group acquires or makes a tender offer for 20% or more of our outstanding common stock. The rights expire on December 31, 2001 unless we redeem them at an earlier date. The expiration date may be extended by our board. When a right becomes exercisable, its holder is entitled to purchase from us 1/100th of a share of preferred stock at a purchase price of $50.00, subject to adjustment in certain circumstances.

Until the plan distribution date, the purchase rights will be evidenced by the certificates for common stock registered in the names of holders of our common stock. As soon as practical following the plan distribution date, we will mail separate certificates evidencing the rights to common stockholders of record.

If any person or group acquires 20% or more of our common stock, the rights holders will be entitled to receive upon exercise, that number of shares of common stock that at the time have a market value equal to twice the purchase price of the right. The shares of preferred stock acquired upon exercise of a purchase right are not redeemable and are entitled to preferential quarterly dividends. They are also entitled to preferential rights in the event of our liquidation. Finally, if any business combination occurs in which our common shares are exchanged for shares of another company, each preferred share will be entitled to receive 100 times the amount per common share of our company.

If we are acquired in a business combination, the purchase rights holders will be entitled to acquire, for the purchase price, that number of shares of common stock of the acquiring corporation that, at the time, have a market value equal to twice the purchase price of the purchase right. Our board has the right to redeem the purchase rights in certain circumstances for $0.01 per share, subject to adjustment.

The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in the board's opinion, would impair its ability to represent our stockholders' interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though it may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Warrants and Other Obligations to Issue Capital Stock

We currently have two warrants outstanding. The first is a warrant which expires in June 2002. That warrant allows its holder to purchase up to 32,542 shares of our common stock at a price of $3.69 per share. The other warrant expires in June 2005. That warrant allows its holder to purchase up to 3,815 shares of our common stock (or NPS Allelix's exchangeable stock) at a price of $21.51 per share.

We have adopted and maintain equity incentive plans pursuant to which we are authorized to issue stock, stock options and other types of compensation for employees, consultants and other persons who provide services to us. Our employees are also given the right to purchase our common stock at favorable purchase prices under these plans. As of June 30, 2000, we have outstanding options to acquire 2,673,385 shares of common stock under these plans. We have reserved an additional 2,143,291 shares of common stock for future issuance under these plans.

Registration Rights

We filed a resale registration statement for 3,900,000 shares of our common stock in connection with the private placement of those shares in April 2000. We also filed a resale registration statement for 264,650 shares of our common stock issued in connection with the exercise of warrants assumed in the Allelix acquisition. We are also obligated to file a resale registration statement covering 992,018 shares of common stock issued in private placements to SmithKline and Johnson & Johnson. SmithKline also has "piggyback" registration rights, but has waived those rights with respect to this offering. Johnson & Johnson's rights consist of both "demand" and "piggyback" registration rights. Johnson & Johnson's "piggyback" rights are not currently exercisable.

Anti-Takeover Provisions

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of
Section 203, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. A corporation may "opt out" of this statute, which we have not done.

Certificate of Incorporation and Bylaws Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws include the following provisions, among others, that could discourage potential acquisition proposals and could delay or prevent a change of control of NPS.

 . Our board of directors or any individual director may be removed from office only by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of voting stock.

 . The number of directors which shall constitute the whole board of directors shall be fixed exclusively by one or more resolutions adopted by the board of directors.

 . Vacancies on our board of directors, including those resulting from an increase in the number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by the stockholders.

 . A stockholder's notice of the stockholder's intent to bring business before an annual meeting or to nominate a person for election to the board of directors must be received by NPS within strict guidelines which may make it more difficult for stockholders to bring items before the meetings.

 . Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of NPS.

                                  Underwriting

We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Prudential Securities Incorporated and Robertson Stephens, Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

   Underwriter                                                  Number of Shares
   -----------                                                  ----------------
   CIBC World Markets Corp. ...................................     1,612,250
   Prudential Securities Incorporated..........................     1,429,750
   Robertson Stephens, Inc. ...................................       608,000
   Chase Securities, Inc. .....................................        70,000
   SG Cowen Securities Corporation.............................        70,000
   UBS Warburg LLC.............................................        70,000
   Adams, Harkness & Hill, Inc. ...............................        35,000
   Josephthal & Co. ...........................................        35,000
   Sanders Morris Harris.......................................        35,000
   Stephens Inc. ..............................................        35,000
                                                                  -----------
     Total.....................................................     4,000,000
                                                                  ===========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about November 15, 2000 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $1.55 per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 600,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $193,200,000, and the total proceeds to us will be $180,720,000. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount we will pay to the underwriters:

                                   Total without Exercise of Total with Full Exercise of
                         Per Share   Over-Allotment Option      Over-Allotment Option
                         --------- ------------------------- ---------------------------
NPS Pharmaceuticals,
 Inc. ..................   $2.60          $10,400,000                $11,960,000

We estimate that our total expenses of the offering, excluding the underwriting discount, will be approximately $520,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our officers and directors have agreed with the underwriters to a 90-day "lock up" with respect to substantially all shares of common stock and other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. The underwriters may, however, engage in the following activities in accordance with the rules:

 . Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 . Over-allotments and syndicate covering transactions--The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

 . Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

 . Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential AdvisorSM, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 Legal Matters

Parsons Behle & Latimer, Salt Lake City, Utah, will pass on the validity of our common stock being offered by this prospectus. Skadden, Arps, Slate, Meagher & Flom (Illinois) will pass upon certain legal matters on behalf of the underwriters.

                                    Experts

Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999 and for the period from October 22, 1986 (inception) to December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement on Form S-3 of which this prospectus is a part (File No. 333-45274), as well as reports, proxy statements and other information filed by us (which are maintained under the general file number 0-23272), at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You can obtain copies of this material from the Public Reference Room of the SEC at 450 Fifth Street N.W., Washington, D.C., 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a world wide web site at http://www.sec.gov that contains our reports, proxy and information statements, and information regarding registrants like our company that file electronically. In addition, we maintain a website at "http://www.npsp.com." The contents of our website are not part of this prospectus.

The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered:

 . Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as amended

 .  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000

 . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as amended

 .  Our Proxy Statement for the June 21, 2000 Annual Meeting of Stockholders

 .  Our report on Form 8-K dated January 7, 2000

 .  Our report on Form 8-K dated October 16, 2000

 .  Our report on Form 8-K dated November 7, 2000

 . The description of our common stock contained in our Registration Statement on Form 8-A filed May 23, 1994

 . The description of our Stockholder Rights Agreement contained in our report on Form 8-K dated December 19, 1996

The reports and other documents, including amendments to previously filed reports and documents, that we file after the date of this prospectus will update and supersede the information in this prospectus.

If you make a request for this information in writing or by telephone, we will provide you without charge, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this information should be submitted to:

                               James U. Jensen
                               Corporate Secretary
                               NPS Pharmaceuticals, Inc.
                               420 Chipeta Way,
                               Salt Lake City, Utah, 84108
                               (801) 583-4939.

You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that information in this prospectus is accurate as of any date other than the date of this prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
---------------------------------------------------------------

                         [LOGO OF NPS PHARMACEUTICALS]

                           NPS Pharmaceuticals, Inc.

                             4,000,000 Shares

                                  Common Stock

                                --------------

                                   PROSPECTUS

                                --------------

                             November 9, 2000


                               CIBC World Markets

                          Prudential Vector Healthcare
                        a unit of Prudential Securities

                               Robertson Stephens

--------------------------------------------------------------------------------

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.